Exhibit 99.1

Intercorp Financial Services Inc.

Fourth Quarter 2025 Earnings

Lima, Peru, February 11, 2026. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the fourth quarter 2025. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Solid performance across businesses

• +49% YoY earnings drive ROE to 16.8%

• Net profit at s/ 1,943 million for FY2025

Banking: Higher- yielding loans continue positive trend

• Higher-yielding loans grew 8% YoY

• Risk adjusted NIM improving to 3.7%

• Cost of risk at 2.3% and cost of funds at 3.1% for FY25

• We continue to strengthen primary banking relationships

Insurance: delivering solid double.digit growth

• Market leader in regulated annuities with ~ 30% share in 2025

• Written premiums incresed by 61% in the last quarter

Wealth Management: Continues to deliver double-digit growth

• Continued growth in AUM: 14% YoY

• Sequential recovery of fee income continues

Intercorp Financial Services

SUMMARY

2025 Performance

Intercorp Financial Services’ net profit was S/ 1,943.2 million in 2025, an increase of S/ 635.7 million YoY or 48.6%. As a result IFS’s annualized ROE was 16.8%, and 18.5% excluding Rutas de Lima impairment.

This year has been positive for IFS, achieving the highest net income in our history. It also marks a significant recovery, with solid growth across all revenue lines. These results reinforce the resilience of our diversified business model and our strong commitment to sustainable value creation for investors.

Profits increased S/ 635.7 million YoY, or 48.6%, mainly explained by a reduction of S/ 583.5 million in provision expenses, as well as increases of S/ 406.3 million in other income, S/ 80.3 million in net interest and similar income and S/ 76.7 million in fee income from financial services. These effects where partially offset by increases of S/ 263.0 million in other expenses, of S/ 216.3 million in impairments from financial investments and of S/ 215.9 million in income tax.

Intercorp Financial Services’ P&L statement

S/ million	2024	2025	%chg 25/24
Interest and similar income	7,029.4	6,888.4	-2.0%
Interest and similar expenses	(2,480.3)	(2,259.0)	-8.9%
Net interest and similar income	4,549.1	4,629.4	1.8%
Impairment loss on loans, net of recoveries	(1,720.2)	(1,136.7)	-33.9%
Recovery (loss) due to impairment of financial investments	(47.5)	(263.8)	n.m.
Net interest and similar income after impairment loss	2,781.4	3,228.9	16.1%
Fee income from financial services, net	1,142.9	1,219.6	6.7%
Other income	791.6	1,197.9	51.3%
Insurance results	(169.8)	(47.8)	-71.9%
Other expenses	(2,900.2)	(3,163.2)	9.1%
Income before translation result and income tax	1,646.0	2,435.5	48.0%
Translation result	(24.1)	38.0	n.m.
Income tax	(314.4)	(530.3)	68.7%
Profit for the period	1,307.5	1,943.2	48.6%
Attributable to IFS' shareholders	1,300.1	1,932.5	48.6%
EPS	9.33	16.83
ROE	12.6%	16.8%
ROA	1.4%	2.0%
Efficiency ratio	37.4%	36.8%

The reduction in provision expenses was mainly explained by our disciplined approach to higher yielding loans, which represents 21.9% of the total loan book, along with the continued strong payment performance of our clients. As a result, cost of risk for 2025 stood at 2.3%.

The increase of S/ 406.3 million in other income was explained by better results across all subsidiaries. First, the insurance business showed an increase of S/ 150.8 million, mostly explained by a higher valuation on properties. Second, our wealth management business showed an increase of S/ 77.2 million, due to higher valuation on equity positions tech related. Finally, our banking subsidiary showed an increase of S/ 106.7 million, explained by higher valuation of sovereign bonds, as well as increases from FX transactions.

The increase of fee income is mostly due to higher commissions from our banking subsidiary of S/ 92.8 million, related to higher transactionality and credit card usage; as well as an increase of S/ 25.0 million in our wealth management business, which is directly related to the double-digit growth in assets under management.

The increase of S/ 263.0 million in other expenses was explained by an increase of S/ 192.1 million in our banking business, mostly related to higher technology expenses and employee salaries; and an increase of S/ 44.9 million in our insurance business.

The S/ 216.3 million increase in impairments from financial investments is related to the exposure to Rutas de Lima (RdL) in our insurance company.

Finally, the S/ 215.9 million increase in income tax is related to the recovery of revenues in 2025; which showed an increase of 12.6% YoY.

Intercorp Financial Services’ Statement of financial position

S/ million	4Q24	3Q25	4Q25	%chg 4Q25/ 3Q25	%chg 4Q25/ 4Q24
Cash and due from banks and inter-bank funds	12,835.3	12,734.6	14,076.0	10.5%	9.7%
Financial investments	26,857.9	27,619.7	28,173.8	2.0%	4.9%
Loans, net of unearned interest	50,959.6	52,113.4	52,361.2	0.5%	2.8%
Impairment allowance for loans	(1,730.2)	(1,666.3)	(1,591.0)	-4.5%	-8.0%
Property, furniture and equipment, net	814.4	858.1	967.3	12.7%	18.8%
Other assets	5,766.7	5,467.9	5,110.2	-6.5%	-11.4%
Total assets	95,503.8	97,127.5	99,097.4	2.0%	3.8%
Liabilities and equity
Deposits and obligations	53,768.0	53,610.3	56,027.6	4.5%	4.2%
Due to banks and correspondents and inter-bank funds	7,562.1	7,997.1	7,221.0	-9.7%	-4.5%
Bonds, notes and other obligations	6,075.4	5,887.5	5,590.4	-5.0%	-8.0%
Insurance contract liabilities	12,524.3	12,933.5	13,063.3	1.0%	4.3%
Other liabilities	4,595.3	4,748.0	4,773.3	0.5%	3.9%
Total liabilities	84,525.2	85,176.4	86,675.6	1.8%	2.5%
Equity, net
Equity attributable to IFS' shareholders	10,915.2	11,881.2	12,348.6	3.9%	13.1%
Non-controlling interest	63.4	69.9	73.3	4.8%	15.6%
Total equity, net	10,978.6	11,951.1	12,421.8	3.9%	13.1%

4Q24 Performance

Intercorp Financial Services’ net profit was S/ 461.3 million in 4Q25, an increase of S/ 5.1 million QoQ and a decrease of S/ 28.8 million YoY. IFS’s annualized ROE was 15.1% in 4Q25, and 19.1% excluding Rutas de Lima impairment.

Intercorp Financial Services’ P&L statementu

S/ million	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Interest and similar income	1,726.5	1,724.4	1,719.2	(0.3)%	(0.4)%
Interest and similar expenses	(575.4)	(567.4)	(542.2)	(4.4)%	(5.8)%
Net interest and similar income	1,151.1	1,157.0	1,177.0	1.7%	2.3%
Impairment loss on loans, net of recoveries	(319.7)	(256.9)	(228.6)	(11.0)%	(28.5)%
Recovery (loss) due to impairment of financial investments	(4.6)	(77.1)	(127.0)	64.7%	n.m.
Net interest and similar income after impairment loss	826.8	823.0	821.5	(0.2)%	(0.6)%
Fee income from financial services, net	299.9	311.1	313.2	0.7%	4.4%
Other income	283.3	245.5	303.5	23.6%	7.2%
Insurance results	(30.2)	(1.2)	(1.1)	(2.8)%	(96.2)%
Other expenses	(747.2)	(810.0)	(825.7)	1.9%	10.5%
Income before translation result and income tax	632.5	568.4	611.4	7.6%	(3.3)%
Translation result	(15.3)	5.3	8.7	66.2%	n.m.
Income tax	(127.1)	(117.5)	(158.8)	35.1%	24.9%
Profit for the period	490.1	456.2	461.3	1.1%	(5.9)%
Attributable to IFS' shareholders	487.5	453.3	458.4	1.1%	(6.0)%
EPS	4.25	3.95	4.00
ROE	18.2%	15.6%	15.1%
ROA	2.1%	1.9%	1.9%
Efficiency ratio	35.8%	38.9%	37.2%

Quarter-on-quarter performance

Profits increased S/ 5.1 million QoQ, mainly due to a S/ 58.0 million increase in other income, which is mostly explained by increases from property valuation in our insurance business. Additionally, results were positively impacted by a reduction of S/ 28.3 million in loan provisions and a higher net interest income of S/ 20.0 million. These effects were partially offset by an increase of S/ 49.9 million in impairment on financial investments related to the exposure to Rutas de Lima in our insurance business, an increase of S/ 41.3 million in income tax and of S/ 15.7 million in other expenses.

The S/ 58.0 million increase in other income is mostly related to higher valuations on property from our insurance business. These effect was partially offset by lower mark-to-market valuations in our wealth management business.

The decrease of S/ 28.3 million in provisions was explained by a better performance of our retail loan portfolio and by the positive impact of the forward-looking models, which benefited our commercial portfolio. As a result, retail cost of risk stood at 3.7% and the commercial cost of risk was -0.2%, resulting in a total cost of risk of 1.8%, which is the lowest since 2023.

The S/ 20.0 million increase in net interest income was primarily driven by a S/ 25.2 million reduction in interest expenses, mainly explained by lower funding costs. This improvement reflects the inflow of retail deposits following the pension fund withdrawal, which strengthened our funding mix and contributed to a more efficient cost of funds.

The increase in impairment from financial investments of S/ 49.9 million was mainly explained by provisions made in our insurance business related to Rutas de Lima for S/ 127.9 million.

Finally, the S/ 41.3 million increase in income tax is related to the continuous increase in revenues QoQ, while the S/ 15.7 million increase in other expenses is mostly related to higher expenses at the bank level, which in turn are explained by higher technology and personnel expenses.

Year-on-year performance

Profits decreased by S/ 28.8 million YoY, primarily driven by a S/ 122.4 million increase on impairment of financial investments, as well as an increase of S/ 78.5 million in other expenses and S/ 31.7 million in income tax. These effects were partially offset by a reduction of S/ 91.1 million in provision expenses, as well as increases of S/ 29.1 million in insurance results, S/ 25.9 million in net interest and similar income, S/ 20.2 million in other income and S/ 13.3 million in fee income.

The increase in impairment from financial investments of S/ 122.4 million was explained mainly by provisions related to Rutas de Lima in our insurance business.

The S/ 78.5 million increase in other expenses was mostly due to higher expenses related to technology and salaries in our banking business. On the other hand, the increase in income tax was in turn related by to an increase of 19.3% in income before taxes in our banking business.

The S/ 91.1 million reduction in provision expenses was mainly explained by our disciplined approach to higher yielding loans, which represents 21.9% of the total loan book, along with the continued strong payment performance of our clients. Total cost of risk stood at 2.3% for 2025, which represents a reduction of 130 basis points compared to 2024.

The S/ 29.1 million increase in insurance results was mainly explained by higher short-term premiums, as well as an increase in CSM release due to adjustments in patterns.

The S/ 25.9 million increase in net interest and similar income was mostly explained by a S/ 33.2 million decrease in interest and similar expenses, reflected in a reduction of 20 basis points in the cost of funds, in turn related to the increase of 12.7% in efficient funding.

The increase of S/ 20.2 million in other income was mostly explained by higher valuation on property from our insurance business, as well as an increase in our banking business due to higher income from FX operations. These effects were partially offset by lower income from our wealth management business, explained by lower mark-to-market valuations.

The S/ 13.3 million increase in fee income was mainly driven by our banking business, supported by greater transactionality among our commercial and retail clients. In addition, our wealth management business also contributed to the increase, in line with a 16% YoY growth in assets under management.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Banking	347.6	401.2	402.9	0.4%	15.9%
Insurance	75.8	37.9	63.3	66.8%	(16.5)%
Wealth Management	71.6	52.3	24.4	(53.4)%	(65.9)%
Corporate, eliminations and other subsidiaries	(4.8)	(35.3)	(29.2)	(17.3)%	n.m.
IFS profit for the period	490.1	456.2	461.3	1.1%	(5.9)%

Interbank

SUMMARY

2025 Performance

Interbank's profit was S/ 1,475 million in 2025, an increase of S/ 467.6 million, or 46.4% YoY.

Banking Segment’s P&L Statement

S/ million	2024	2025	%chg 24/23
Interest and similar income	5,969.6	5,815.7	27.3%
Interest and similar expense	(2,217.2)	(1,980.7)	60.0%
Net interest and similar income	3,752.4	3,835.0	12.6%
Impairment loss on loans, net of recoveries	(1,719.9)	(1,136.7)	n.m.
Recovery (loss) due to impairment of financial investments	(1.0)	(0.0)	n.m.
Net interest and similar income after impairment loss	2,031.5	2,698.3	(29.8)%
Fee income from financial services, net	791.8	884.6	2.0%
Other income	513.5	620.2	4.1%
Other expenses	(2,057.0)	(2,249.1)	1.0%
Income before translation result and income tax	1,279.9	1,954.0	(39.7)%
Translation result	(7.4)	2.4	(30.0)%
Income tax	(265.1)	(481.4)	(47.1)%
Profit for the period	1,007.4	1,475.0	(37.7)%
ROE	12.2%	15.6%
Efficiency ratio	38.9%	41.1%
NIM	5.3%	5.2%
NIM on loans	7.9%	7.6%

The YoY increase was mainly driven by a reduction of S/ 583.2 million in provisions on loans, reflecting a better behavior across segments.

Other income showed an increase of S/ 106.7 million mostly due to higher income from FX transactions and higher valuation on investments.

Fee income from financial transactions showed an increase of S/92.8 million, which was mostly explained by higher fees from credit cards, due to higher transactionality.

The result also benefited from a S/ 82.6 million increase in net interest and similar income; in turn related to a decrease of 40 basis points in cost of funds, in line with an increase of 12.7% in efficient funding.

These effects were offset by the increase of S/ 216.3 million in income tax, which is due to the increase of 52.7% in revenues before taxes; and the S/ 192.1 million increase in other expenses.

Consequently, Interbank's ROE stood at 15.5% in 2025, higher than the 12.2% reported in 2024.

4Q24 Performance

Interbank'sprofit was S/ 402.9 million in 4Q25, increases of S/ 1.7 million, or 0.4% QoQ, and S/ 55.3 million, or 15.9% YoY.

The quarterly increase was mainly driven by a reduction of S/ 28.0 million in provisions, reflecting a stronger performance across segments.

The result also benefited from a S/ 16.5 million increase in net interest and similar income; in turn related to a decrease of 10 basis points in our funding cost. These effects where partially offset by a S/ 27.1 million increase in other expenses, which are related to higher salaries and technology related expenses and of S/ 16.2 million increase in income tax expenses.

The annual performance in net profit was explained by S/ 91.0 million lower provisions, as well as increases in all income lines: of S/ 26.7 million in net interest and similar income, S/ 19.3 million in fee income and S/ 18.0 million in other income. These effects where partially offset by an increase of S/ 66.6 million in other expenses, as well as S/ 34.0 million in income tax.

Consequently, Interbank's ROE stood at 16.1% in 4Q25, lower than the 16.8% reported as of 3Q25 and higher than the 16.0% reported in 4Q24.

Banking Segment’s P&L Statement

S/ million	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Interest and similar income	1,469.0	1,467.2	1,455.9	(0.8)%	(0.9)%
Interest and similar expense	(511.9)	(499.9)	(472.0)	(5.6)%	(7.8)%
Net interest and similar income	957.1	967.3	983.8	1.7%	2.8%
Impairment loss on loans, net of recoveries	(319.7)	(256.7)	(228.7)	(10.9)%	(28.5)%
Recovery (loss) due to impairment of financial investments	0.0	0.1	0.1	n.m.	n.m.
Net interest and similar income after impairment loss	637.4	710.6	755.2	6.3%	18.5%
Fee income from financial services, net	210.6	228.9	229.9	0.4%	9.2%
Other income	139.2	158.9	157.2	(1.1)%	12.9%
Other expenses	(528.8)	(568.3)	(595.4)	4.8%	12.6%
Income before translation result and income tax	458.4	530.1	547.0	3.2%	19.3%
Translation result	1.2	1.0	1.9	90.7%	57.4%
Income tax	(112.0)	(129.8)	(146.0)	12.5%	30.4%
Profit for the period	347.6	401.2	402.9	0.4%	15.9%
ROE	16.0%	16.8%	16.1%
Efficiency ratio	38.2%	40.8%	42.3%
NIM	5.3%	5.2%	5.3%
NIM on loans	7.9%	7.7%	7.8%

INTEREST-EARNING ASSETS

The quarterly increase in interest-earning assets was mainly explained by increases of 11.8% on cash and due from banks and inter-bank funds, 2.8% increase in financial investments and 0.7% increase in loans.

The YoY growth in interest-earning assets was attributed to an increase of 3.5% in loans, 9.0% on cash and due from banks and inter-bank funds and 6.9% on financial investments. Excluding the FX effect, interest-earning assets would have grown 7.0%.

Interest-earning assets

S/ million	Dec24	Sep25	Dec25	%chg Dec25/ Sep25	%chg Dec25/ Dec24
Cash and due from banks and inter-bank funds	11,886.6	11,592.1	12,957.6	11.8%	9.0%
Financial investments	11,187.5	11,632.6	11,960.4	2.8%	6.9%
Loans	47,607.9	48,936.2	49,279.6	0.7%	3.5%
Total interest-earning assets	70,682.0	72,160.8	74,197.5	2.8%	5.0%

Loan portfolio

S/ million	Dec24	Sep25	Dec25	%chg Dec25/ Sep25	%chg Dec25/ Dec24
Performing loans
Retail	24,408.0	25,211.9	25,523.7	1.2%	4.6%
Commercial	22,654.3	23,109.5	23,150.2	0.2%	2.2%
Total performing loans	47,062.3	48,321.4	48,673.9	0.7%	3.4%
Restructured and refinanced loans	449.4	488.5	467.7	(4.3)%	4.1%
Past due loans	1,318.8	1,272.4	1,230.6	(3.3)%	(6.7)%
Total gross loans	48,830.5	50,082.4	50,372.2	0.6%	3.2%
Add (less)
Accrued and deferred interest	507.4	519.8	498.3	(4.1)%	(1.8)%
Impairment allowance for loans	(1,730.0)	(1,666.0)	(1,590.9)	(4.5)%	(8.0)%
Total direct loans, net	47,607.9	48,936.2	49,279.6	0.7%	3.5%

Performing loans increased 0.7% QoQ, as retail loans increased 1.2% and commercial loans decreased 0.2%. However, excluding the FX effect, performing loans would have increased 1.6% approximately.

Retail loans increased 1.2% due to higher balances of 2.4% in mortgages and 2.3% in credit cards and personal loans, which continue to accelerate; these effects were partially offset by a 2.7% decrease in payroll deductible loans.

Commercial loans increased 0.2% and was mainly explained by increases in mid-sized and small businesses; partially offset by lower credits from corporate banking. However, excluding the FX impact, total commercial loans and corporate banking loans grew 1.8% and 0.6%respectively.

On the YoY analysis, performing loans increased 3.4%, explained by a 4.6% growth in retail and 2.2% in commercial loans. Excluding the FX impact, total loan growth would have been 6.5% and 8.2% for commercial banking.

The 4.6% increase in retail loans was mostly driven by a 7.9% increase in mortgages, as well as a 2.2% in credit cards and personal loans; these effects where partially offset by a 2.0% decrease in payroll deductible loans. Credit cards and personal loans represent 18.3% of the total loan book.

The 2.2% growth in commercial loans was explained by a double-digit growth in small businesses of 25.4% and a growth of 3.7% in mid-sized companies; loans to corporates showed a reduction of 0.1%, but when adjusting the FX impact, it would have been 5.5%.

Breakdown of retail loans

S/ million	Dec24	Sep25	Dec25	%chg Dec25/ Sep25	%chg Dec25/ Dec24
Consumer loans:
Credit cards & other loans	8,494.0	8,711.4	8,915.7	2.3%	5.0%
Payroll deduction loans(1)	5,693.5	5,735.0	5,581.8	(2.7)%	(2.0)%
Total consumer loans	14,187.5	14,446.4	14,497.5	0.4%	2.2%
Mortgages	10,220.4	10,765.4	11,026.2	2.4%	7.9%
Total retail loans	24,408.0	25,211.9	25,523.7	1.2%	4.6%
(1)
Payroll deduction loans to public sector employees.

Market share in loans

	4Q24	3Q25	4Q25	bps QoQ	bps YoY
Total consumer loans	20.2%	19.6%	19.2%	-40	-100
Mortgages	16.1%	16.1%	16.2%	+10	+10
Total retail loans	18.2%	17.9%	17.8%	-10	-40
Total commercial loans	11.1%	11.2%	11.1%	-10	0
Total loans	14.0%	13.9%	13.8%	-10	-20

FUNDING STRUCTURE

Funding structure

S/ million	Dec24	Sep25	Dec25	%chg Dec25/ Sep25	%chg Dec25/ Dec24
Deposits and obligations	51,144.4	51,193.3	53,667.2	4.8%	4.9%
Due to banks and correspondents and inter-bank funds	6,963.7	7,451.2	6,783.1	(9.0)%	(2.6)%
Bonds, notes and other obligations	4,669.1	4,514.2	4,289.7	(5.0)%	(8.1)%
Total	62,777.2	63,158.7	64,740.0	2.5%	3.1%
% of funding
Deposits and obligations	81.5%	81.1%	82.9%
Due to banks and correspondents and inter-bank funds	11.1%	11.8%	10.5%
Bonds, notes and other obligations	7.0%	7.1%	6.6%

The bank’s total funding base increased 2.5% QoQ. This was explained by a 4.8% increase in deposits and obligations, mostly due to the capture of retail deposits from the pension funds withdrawal; partially offset by a 9.0% decrease in due to banks and inter-bank funds and a 5.0% decrease in bonds, notes and other obligations.

The quarterly increase in deposits of S/ 2,473.9 million was mostly explained by an 8.7% increase in retail deposits, in turn related to the capture of retail deposits from the pension funds withdrawals. By type, savings deposits increased 9.8% and demand deposits 5.1% respectively. Efficient funding stood at 39.5% as of December 2025.

As a result, the bank deposit composition was 25% demand deposits, 41% savings deposits and 34% time deposits.

The bank's total funding increased by 3.1% YoY. This was explained by a 4.9% increase in deposits and obligations; partially offset by decreases of 2.6% in due to banks and correspondents and inter-bank funds and of 8.1% in bonds, notes and other obligations, with the latter mainly impacted by the exchange rate depreciation.

The annual increase in deposits of S/ 2,155.0 million was mainly due to increases of 8.2% in retail deposits and 2.2% in commercial deposits; partially offset by a 6.3% increase in institutional deposits. By type, saving deposits showed an increase of 13.0% and demand deposits showed a 3.2%; partially offset by a decrease of 2.3% in time deposits. The bank is strongly focus in promoting its efficient funding, which increased 12.7% YoY.

As of december 31, 2025, the proportion of deposits and obligations to total funding was 82.9%, higher than the 81.5% reported in 4Q25.

Breakdown of deposits

S/ million	Dec24	Sep25	Dec25	%chg Dec25/ Sep25	%chg Dec25/ Dec24
By customer service:
Retail	26,154.2	26,052.1	28,309.2	8.7%	8.2%
Commercial	15,755.5	15,891.9	16,109.8	1.4%	2.2%
Institutional	8,738.1	8,745.5	8,744.9	(0.0)%	0.1%
Other	496.6	503.8	503.4	(0.1)%	1.4%
Total	51,144.4	51,193.3	53,667.2	4.8%	4.9%
By type:
Demand	13,177.0	12,945.3	13,599.4	5.1%	3.2%
Savings	19,412.1	19,979.1	21,935.2	9.8%	13.0%
Time	18,548.5	18,252.1	18,125.6	(0.7)%	(2.3)%
Other	6.7	16.7	7.0	(57.9)%	5.0%
Total	51,144.4	51,193.3	53,667.2	4.8%	4.9%

Market share in deposits

	4Q24	3Q25	4Q25	bps QoQ	bps YoY
Retail deposits	14.6%	14.4%	14.4%	0	-20
Commercial deposits	12.6%	12.5%	12.7%	+20	+10
Total deposits	13.6%	13.4%	13.6%	+20	0

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q24	3Q25	4Q25	%chg QoQ		%chg YoY
Interest and similar income	1,469.0	1,467.2	1,455.9	(0.8)%		(0.9)%
Interest and similar expense	(511.9)	(499.9)	(472.0)	(5.6)%		(7.8)%
Net interest and similar income	957.1	967.3	983.8	1.7%		2.8%
NIM	5.3%	5.2%	5.3%	10	bps	0	bps

Interest and similar income

Interest and similar income	4Q24	3Q25	4Q25	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	78.6	60.3	59.3	(1.7)%		(24.6)%
Financial investments	132.0	140.2	134.5	(4.1)%		1.9%
Loans	1,258.4	1,266.6	1,262.0	(0.4)%		0.3%
Total Interest and similar income	1,469.0	1,467.2	1,455.9	(0.8)%		(0.9)%
Average interest-earning assets	72,685.4	74,173.5	74,807.6	0.9%		2.9%
Average yield on assets (annualized)	8.1%	7.9%	7.8%	-10	bps	-30	bps

Interest and similar expense

Interest and similar expense	4Q24	3Q25	4Q25	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(334.9)	(315.8)	(299.7)	(5.1)%		(10.5)%
Due to banks and correspondents and inter-bank funds	(110.9)	(101.8)	(101.4)	(0.4)%		(8.5)%
Bonds, notes and other obligations	(66.1)	(82.3)	(70.9)	(13.8)%		7.3%
Total Interest and similar expense	(511.9)	(499.9)	(472.0)	(5.6)%		(7.8)%
Average interest-bearing liabilities	63,261.7	63,935.1	63,949.3	0.0%		1.1%
Average cost of funding (annualized)	3.2%	3.1%	3.0%	-10	bps	-20	bps

Net interest and similar income increased 1.7% QoQ and 2.8% YoY, with NIM increasing 10pbs QoQ, in line with the QoQ reduction of 10 bps in the cost of funds.

Risk-adjusted NIM increased by 20bps QoQ and 50bps YoY, in line with a lower cost of risk, explained by a better payment behavior of the retail portfolio and a consistent disciplined performance of commercial portfolio.

QoQ Performance

Net interest and similar income decrease was mainly explained by a 4.1% decrease in interest on financial investments, a 0.4% decrease in interest on loans and a 1.7% decrease in due from banks and inter-bank funds.

Interest on loans decreased S/ 4.6 million QoQ, or 0.4%, explained by a 10 basis points decrease in the average yield, partially offset by a 0.3% increase in the average volume.

The higher average volume of loans was attributed to a 1.6% increase in retail loans, partially offset by a 0.9% decrease in commercial loans. In the retail portfolio, the average balances of mortgages increased by 2.4%, credit cards by 3.4%, and personal loans by 1.6%, these effects were partially offset by a reduction of 0.7% in payroll deductible loans. In the commercial portfolio, average balances of trade finance loans showed a decrease of 16.1%; while working capital loans and leasing operations showed increases of 0.4% and 3.2%, respectively.

The 10 basis points decrease in the average yield, from 10.0% to 9.9%, was explained by lower yields on commercial loans.

Interest on financial investments decreased S/ 5.7 million QoQ, or 4.1%, explained by an increase of 10 basis points in the average yield, and of 0.5% in the average volume.

Interest on due from banks and inter-bank funds decreased S/ 1.0 million QoQ, or 1.7%, explained by a decrease in the average yield of 20 basis points.

The nominal average yield on interest-earning assets remained stable at 7.9%.

The lower interest and similar expense was due to reductions of 5.0% in deposits and obligations, 13.8% in bonds, notes and other obligations, and 0.4% in due to banks and correspondents.

Interest on deposits and obligations decreased S/ 16.1 million QoQ, or 5.0% explained by a 20 basis points reduction in the average cost, while the average volume increased 1.6%. The reduction in the average cost was in commercial and retail clients; while the increase in the average volume was mostly explained by a 4.4% increase in retail deposits.

The reduction is also explained by efficient funding initiatives, which resulted in a total of 39.5% of the total funding; in turn related to the capture of retail deposits from the pension fund withdrawal.

Interest on bonds, notes, and other obligations showed a decrease of 13.8%, or S/ 11.4 million, which was mostly explained by a decrease of 13.0% in the average volume, as well as a decrease of 10 basis points in the average cost.

Interest on due to banks and correspondents decreased S/ 0.4 million QoQ, or 0.4%, explained by a 2.0% decrease in the average volume, which was partially offset by 10 basis points increase in the average cost.

As a result, the average cost of funding decreased 10 basis points from 3.1% in 3Q25 to 3.0% in 4Q25, and net interest margin was 5.3% in 4Q25, 10 basis points higher than the 5.2% of the 3Q25.

YoY Performance

Net interest and similar income reduction was mainly explained by a decrease of 24.6% in interest on due from banks and inter-bank funds; partially offset by increases of 0.2% in interest on loans and 1.9% in interest on financial investments.

Interest on due from banks and inter-bank funds decreased S/ 19.3 million, mostly due to a 60 basis points reduction in the average yield, in turn related to a 125 basis points reduction in the central bank reference rate, as well as a 2.7% decrease in the average volume.

Interest on loans increased by S/ 3.6 million YoY, explained by an increase of 3.7% in the average volume (6.4% excluding FX impact). This effect was partially offset by a reduction of 40 basis points in the average yield, in turn related to the loan mix.

The higher average volume of loans was attributed to growth of 4.0% in the average volume of retail loans and 4.1% in the average volume of commercial loans (8.7% excluding the FX impact). In the retail portfolio, average volumes increased 7.6% in mortgages, 6.7% in credit cards, 2.7% in personal loans; partially offset by a 2.1% reduction in payroll deductible loans. In commercial loans, average volumes increased 3.4% in working capital loans, as well as 5.9% in leasing operations; partially offset by a decreased 13.4% in trade finance loans.

Interest on financial investments increased S/ 2.5 million YoY, explained mainly by a 1.2% increase in the average volume.

As a result, the nominal average yield on interest-earning assets lowered 30 basis points to 7.9% in 3Q25, from 8.2% in 3Q24.

The lower interest and similar expense was due to a decrease of 10.5% in deposits and obligations, and of 8.5% in due to banks and correspondents and interbank funds; these effects were partially offset by an increase of S/ 7.3% in bonds, notes and other obligations.

The decrease in interest on deposits and obligations of S/ 35.2 million soles was explained by 30 basis point decrease in the average cost, from 2.6% in 4Q24 to 2.3% in 4Q25, which reflects the impacts of the efficient and short-term funding policy of the bank, as well as the 75bps reduction in the central bank reference rate. This effect was partially compensated by a 2.3% increase in the average volume, which showed increases of 3.1% in institutional deposits and retail deposits, as well as a 0.5% increase in commercial deposits.

Interest on due to banks and correspondents decreased mainly as a result of 30 basis points reduction in the average cost, as well as a 4.2% reduction in the average volume.

Interest on bonds, notes and other obligations increased S/ 4.8 million YoY, mainly explained by a 70 basis point increase in the average cost, partially offset by a 3.9% reduction in the average volume.

As a result, the average cost of funding decreased 20 basis points from 3.2% in 4Q24 to 3.0% in 4Q25; and net interest margin was 5.3% in 4Q25, stable compared with 4Q24.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Reported cost of risk was 1.8% for the 4Q25. Quarterly and yearly performance is mostly explained by decreases of 30 basis points and 150 basis points respectively, in the retail loan book, which in turn is related to a better payment behavior of our clients. Commercial cost of risk remained stable, QoQ and YoY.

Impairment loss on loans, net of recoveries

Impairment loss on loans, net of recoveries	4Q24	3Q25	4Q25	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(319.7)	(256.7)	(228.7)	(10.9)%		(28.5)%
Impairment loss on loans/average gross loans	2.6%	2.1%	1.8%	-30	bps	-80	bps
S3 NPL ratio (at end of period)	2.5%	2.4%	2.3%	-10	bps	-20	bps
S3 NPL coverage ratio (at end of period)	140.2%	140.5%	139.2%	-130	bps	n.m.
Impairment allowance for loans	1,730.0	1,666.0	1,590.9	(4.5)%		(8.0)%

QoQ performance

Impairment loss on loans, net of recoveries, decreased 4.5% QoQ.

The quarterly performance was explained by lower provision requirements across retail and commercial loan book.

Cost of risk was 1.8% in the 4Q25, and is composed by a 3.7% in retail, which is the lowest since 2023, and -0.2% in commercial. This is explained by the continuous good payment behavior in retail and commercial clients.

The S3 NPL ratio stood at 2.3%. The S3 NPL coverage ratio was 139.2% as of December 31, 2025, lower than the 140.5% as of September 30, 2025, within our risk appetite.

YoY performance

Impairment loss on loans, net of recoveries decreased 8.0% YoY.

The YoY performance was driven by lower provision requirements in the retail loan book, reflecting strong payment behavior. Additionally, the commercial portfolio continued to show disciplined payment performance.

Cost of risk of retail segment was the lowest since 2023, and decreased 150 basis points YoY, while commercial cost of risk was stable at -0.2%.

The S3 NPL ratio decreased YoY, from 2.5% in 4Q24 to 2.3% in 4Q25. The S3 NPL coverage ratio was 139.2% as of December 31, 2025, lower than the 140.2% as of December 31, 2024, within our risk appetite.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services showed a S/ 1.0 million QoQ increase, or 0.4%, primarily driven by higher commissions on credit cards, in turn related to an increase in transactionality. This effect was offset by a S/ 4.4 million reduction in commissions from banking services and a S/ 8.5 increase in other expenses.

Net fee income from financial services increased by S/ 19.3 million YoY, or 9.2%, primarily reflecting stronger banking and credit card fee commissions, supported by improved economic momentum. This increase was partially offset by a S/ 12.5 million higher other expenses, which was a key driver of the 11.2% YoY increase in total expenses.

Fee income from financial services, net

Fee income from financial services, net	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Income
Commissions from credit card services	115.1	116.6	128.1	9.8%	11.3%
Commissions from banking services	84.2	101.1	96.7	(4.3)%	14.9%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	83.0	85.5	89.3	4.5%	7.6%
Fees from indirect loans	16.5	17.8	15.1	(15.0)%	(8.3)%
Collection services	13.5	12.8	12.8	(0.2)%	(5.2)%
Other	6.9	7.5	8.6	15.1%	25.4%
Total income	319.2	341.3	350.7	2.7%	9.9%
Expenses
Insurance	(18.9)	(18.0)	(17.2)	(4.3)%	(8.7)%
Fees paid to foreign banks	(6.2)	(6.9)	(7.6)	8.9%	21.5%
Other	(83.5)	(87.5)	(96.0)	9.7%	14.9%
Total expenses	(108.6)	(112.5)	(120.8)	7.4%	11.2%
Fee income from financial services, net	210.6	228.9	229.9	0.4%	9.2%

OTHER INCOME

Other income decreased by S/ 1.7 million QoQ, or 1.1%, mainly driven by a S/ 13.0 million reduction in net gains from the sale of financial investments. This was partly offset by stronger net gains from foreign exchange transactions of S/ 5.2 millions and a S/ 6.1 million increase in other items.

Other income increased by S/ 18.0 million YoY, or 12.9%, mainly due to higher net gains from financial investments, particularly from sovereign bonds sales. Net gains from foreign exchange transactions and on financial assets also increased by S/ 14.8 million. These gains were partially offset by an S/ 11.3 million decrease in other items.

Other income

Other income	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	106.2	115.8	121.0	4.5%	14.0%
Net gain on sale of financial investments	1.0	28.4	15.4	(45.8)%	n.m.
Other	32.1	14.7	20.8	41.2%	(35.2)%
Total other income	139.2	158.9	157.2	(1.1)%	12.9%

OTHER EXPENSES

Other expenses increased by S/ 27.1 million QoQ, or 4.8%, due to an increase of S/ 25.2 million in administrative expenses, including technology expenses.

Other expenses increased by S/ 66.6 million YoY, or 12.6%, mainly driven by higher salaries and employee benefits of S/ 26.0 million, an increase of S/ 46.3 million in administrative expenses, and a S/ 9.6 million rise in depreciation and amortization.

Other expenses

Other expenses	4Q24	3Q25	4Q25	%chg QoQ		%chg YoY
Salaries and employee benefits	(174.7)	(203.3)	(200.7)	(1.2)%		14.9%
Administrative expenses	(253.1)	(274.2)	(299.4)	9.2%		18.3%
Depreciation and amortization	(70.9)	(75.9)	(80.5)	6.0%		13.5%
Other	(30.1)	(15.0)	(14.7)	(1.6)%		(51.0)%
Total other expenses	(528.8)	(568.3)	(595.4)	4.8%		12.6%
Efficiency ratio	38.2%	40.8%	42.3%	150	bps	410	bps

REGULATORY CAPITAL

The bank’s total capital ratio was 16.0%% as of 4Q25, above the 15.8% reported in 3Q25 and the 15.9% recorded in 4Q24.

Core Equity Tier 1 (CET1) stood at 12.5%, above the 12.1% registered in 3Q25 and the 12.3% reported as of 4Q24. Both ratios are significantly exceeding their limits plus additional buffers and capital allocated to cover additional risks, as required by the SBS.

In December 2022, the Superintendenciade Banca, Segurosy AFP (SBS) issued Resolution No. 03952-2022, establishing that starting March 1, 2023, the global limit would remain at 8.5%, following a progressive adjustment schedule until March 2024, when the limit would increase to 10.0%. This deadline was later modified with Resolution No. 274-2024, published in January 2024, being the latest valid modification. This resolution set the final implementation deadline for the global limit to March 2025.

As of 4Q25, risk-weighted assets (RWA) increased by 0.5% QoQ, driven by higher capital requirements for credit risk. The higher credit-risk RWA was mainly attributable to an increase in loan RWA. Meanwhile, regulatory capital rose by 1.9% QoQ, supported by 4Q25 net income.

The minimum total capital ratio requirement is 10%. In addition, the regulator requires extra capital buffers for other additional risks. As of 4Q25, the total additional buffer requirement stood at 3.6%, resulting in an overall regulatory requirement of 13.6%.

The YoY increase in the capital ratio was driven by an 8.2% increase in regulatory capital, partially offset by 7.5% higher risk-weighted assets (RWA). The increase in RWA reflected higher credit-risk capital requirements, explained by stronger loan growth in the corporate and mortgage portfolios.

The YoY movement in regulatory capital was mainly the result of the capitalization from the 2024 earnings, 2025 net income, and an improvement in the unrealized result of the available-for-sale investment portfolio.

Regulatory capital	Dec24	Sep25	Dec25	%chg Dec25/ Sep25	%chg Dec25/ Dec24
Tier I capital	7,892.4	8,335.5	8,641.3	3.7%	9.5%
Tier II capital	2,346.9	2,533.0	2,434.8	(3.9)%	3.7%
Total regulatory capital	10,239.3	10,868.5	11,076.1	1.9%	8.2%
Risk-weighted assets (RWA)	64,308.3	68,810.0	69,130.0	0.5%	7.5%
Total capital ratio	15.9%	15.8%	16.0%	+20pbs	+10pbs
Tier I capital / RWA	12.3%	12.1%	12.5%	+30pbs	+20pbs
CET1	12.3%	12.1%	12.5%	+40pbs	+20pbs

(1) Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

2025 Performance

Interseguro’sprofits reached S/ 274.5 million in 2025 an increase of S/ 72.6 million, or 36.0%, compared to 2024.

Insurance Segment’s P&L Statement

	2024	2025	%chg 25/24
Interest and similar income	871.0	921.8	5.8%
Interest and similar expenses	(153.5)	(184.5)	20.2%
Net interest and similar income	717.5	737.3	2.8%
Recovery (loss) due to impairment of financial investments	(45.9)	(264.1)	n.m.
Net interest and similar income after impairment loss	671.6	473.2	-29.5%
Fee income from financial services, net	(10.6)	(12.6)	18.8%
Insurance results	(169.8)	(47.8)	-71.9%
Other income	121.2	272.0	n.m.
Other expenses	(401.2)	(446.0)	11.2%
Income before translation result and income tax	211.3	238.8	13.0%
Translation result	(9.4)	35.7	n.m.
Profit for the period	201.9	274.5	36.0%
ROE	41.6%	39.4%
Efficiency ratio	13.8%	11.2%

The annual performance in net profit was mainly explained by an increase of S/ 150.8 million in other income, in turn related to higher mark-to-market valuations mainly on real state. An Improvement of S/ 122.0 million in Insurance results, due to higher CSM release in life and annuities and better-than-expected results from the D&S portfolio acquired through a two-year bidding process from the Peruvian private pension system.

Also, increases of S/ 45.1 million in Translation Result, in line with the FX trend and of S/ 19.8 million in net interest and similar income, mainly related to higher dividends received. These effects were partially offset by losses due to impairment of financial investments in Rutas de Lima and Telefónica del Peru of S/218.2 million. As of December 2025, Rutas de Lima has been provisioned by ~80%, hence our exposure net of impairments is around S/74 million or $22 million USD equivalent.

As a result, Interseguro’sROE was 39.5% for 2025 compared to the 41.6% registered in 2024.

4Q24 Performance

Interseguro’sprofits reached S/ 63.3 million in 4Q25, a quarterly increase of S/ 25.4 million, or 66.8%, and a decrease of S/ 12.5 million, or 16.5%, compared to 4Q24.

The quarterly growth was mainly explained by increases of S/ 64.9 million in other income, mainly explained by higher valuations on real state, and a S/ 5.6 million increase in net interest and similar income. These effects were partially offset by an increase in loss due to impairment of financial investments, related to Rutas de Lima.

The annual decrease in net profit was mainly explained by an increase of S/ 123.0 million in loss due to impairment of financial investments associated to Rutas de Lima. This effect was partially offset by a S/ 74.3 million increase in other income, mainly explained by a net gain on valuation of real state and a S/ 29.1 million increase in insurance results mainly due to the acquisition of a D&S portfolio and higher CSM release.

As a result, Interseguro’s ROE was 32.5% for 4Q25 compared to the 22.3% and 66.5% registered in 3Q25 and 4Q24, respectively.

Insurance Segment’s P&L Statement

S/ million	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Interest and similar income	212.6	216.3	226.3	4.6%	6.4%
Interest and similar expenses	(36.5)	(43.2)	(47.6)	10.2%	30.4%
Net interest and similar income	176.1	173.1	178.7	3.3%	1.5%
Recovery (loss) due to impairment of financial investments	(4.0)	(77.7)	(126.5)	62.9%	n.m.
Net interest and similar income after impairment loss	172.1	95.4	52.2	(45.3)%	(69.7)%
Fee income from financial services, net	(2.7)	(3.4)	(2.9)	(15.2)%	4.1%
Insurance results	(30.2)	(1.2)	(1.1)	(2.8)%	(96.2)%
Other income	45.5	54.9	119.8	n.m.	n.m.
Other expenses	(98.9)	(112.6)	(111.3)	(1.1)%	12.6%
Income before translation result and income tax	85.7	33.2	56.6	70.9%	(33.9)%
Translation result	(9.9)	4.8	7.1	48.4%	n.m.
Profit for the period	75.8	37.9	63.8	68.1%	(15.8)%
ROE	66.5%	22.3%	32.5%
Efficiency ratio	12.7%	12.3%	9.6%

RESULTS FROM INVESTMENTS

Results from Investments (1)

Results from Investments (1)	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Interest and similar income	212.6	216.3	226.3	4.6%	6.4%
Interest and similar expenses	(20.7)	(20.1)	(18.7)	(6.6)%	(9.3)%
Net interest and similar income	191.9	196.2	207.6	5.8%	8.1%
Recovery (loss) due to impairment of financial investments	(4.0)	(77.7)	(127.0)	63.5%	n.m.
Net Interest and similar income after impairment loss	187.9	118.5	80.5	(32.1)%	(57.2)%
Net gain (loss) on sale of financial investments	8.3	6.1	15.9	n.m.	92.9%
Net gain (loss) on financial assets at fair value through profit or loss	(12.7)	19.2	8.5	(55.8)%	n.m.
Rental income	17.8	19.7	23.4	18.8%	31.5%
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	30.8	(0.2)	73.2	n.m.	n.m.
Other(1)	(5.1)	(3.8)	(3.1)	(19.2)%	(39.6)%
Other income	39.2	40.9	117.9	n.m.	n.m.
Results from investments	227.1	159.5	198.4	24.4%	(12.6)%

(1) Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 207.6 million in 4Q25, an increase of S/ 11.4 million QoQ, or 5.8%, and of S/ 15.7 million YoY, or 8.1%.

Both quarterly and annual performance were mainly driven by higher interest and similar income, which increased by S/ 10.0 million for the quarter and S/ 13.7 million for the year. This was primarily attributable to interest earned on inflation-indexed bonds and a larger fixed-income portfolio, reflecting business growth.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments totaled S/ 127.0 million in 4Q25, primarily related to Rutas de Lima (RdL), in line with 3Q25 which recorded a S/ 77.7 million loss. In contrast, 4Q24 registered a loss of S/ 4.0 million, mainly associated with accrued interest and impaired bond payments.

OTHER INCOME

Other income related to investment was S/ 117.9 million in 4Q25, an increase of S/ 77.0 million QoQ and S/ 78.7 million YoY.

The quarterly increase was explained by a S/ 73.4 million improvement in valuation gain from real state investments. This was partially offset by a decrease of S/ 10.7 million in net loss on financial assets at fair value through profit or loss.

The annual increase was explained mainly by S/ 42.4 million increase in valuation gain from real state investments, mainly due to changes in market discount rates and S/ 21.2 million in net gain on financial assets at fair value due to a higher valuation of investment funds.

INSURANCE RESULTS

Insurance Results

Insurance Results	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Insurance Income	192.1	265.8	316.0	18.9%	64.5%
Insurance Expenses	(222.4)	(267.0)	(317.1)	18.8%	42.6%
Insurance results	(30.2)	(1.2)	(1.1)	n.m.	-96.4%

INSURANCE INCOME

Insurance Results

Insurance Results	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Annuities	(123.9)	(96.5)	(133.4)	38.2%	7.7%
Individual Life	36.5	25.5	54.0	n.m.	47.9%
Retail insurance	57.1	69.9	78.3	12.0%	37.1%
Insurance Results	(30.2)	(1.2)	(1.1)	(2.8)%	(96.2)%

QoQ performance

Insurance results increased S/ 0.1 million QoQ mostly due to a growth of S/ 28.5 million in individual life and S/ 8.4 in retail insurance, partially offset by a decrease of S/ 36.9 million in annuities.

The quarterly growth in individual life and retail insurance was mainly due to adjustments in CSM release patterns for long term contracts.

YoY performance

Insurance results increased S/ 29.1 million YoY, mostly due to an increase of S/ 21.2 million in retail insurance and S/ 17.5 million in individual life, partially offset by a decrease of S/ 9.5 million in annuities.

The increases in retail insurance and individual life are mainly explained by both higher short-term premiums and higher CSM release due to adjustments in CSM release patterns.

LONG-TERM INSURANCE

CSM Stock increased 1.0% QoQ and 21.8% YoY.

The quarterly decrease in individual life was driven by an adjustment in CSM release patterns, which accelerated profit recognition . Also, both quarterly and annual performance reflect higher annuities and credit life CSM, driven by increased premiums.

OTHER EXPENSES

Other Expenses

Other Expenses	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(29.4)	(33.5)	(35.6)	6.1%	21.1%
Administrative expenses	(16.9)	(21.4)	(18.0)	(15.9)%	6.4%
Depreciation and amortization	(5.8)	(5.3)	(5.3)	(0.2)%	(8.3)%
Expenses related to rental income	(3.9)	(3.0)	(2.8)	(4.7)%	(27.6)%
Other	(42.9)	(49.4)	(49.6)	0.4%	15.6%
Other expenses	(98.9)	(112.6)	(111.3)	(1.1)%	12.6%

Inteligo

SUMMARY

2025 Performance

Inteligo reported a net profit of S/ 231.1 million in 2025, an increase of S/ 93.8 million compared to the previous year.

This growth was primarily driven by higher mark-to-market gains on proprietary portfolio investments, which increased by S/ 77.3 million, as well as a S/ 25.0 million increase in fee income. The latter was mainly supported by the strong performance of Interfondos, the local mutual fund subsidiary, whose revenues grew in line with a 31.9% expansion in assets under management (AUM). These positive effects were partially offset by an S/ 8.2 million decrease in net interest and similar income, mainly due to lower yields on due from banks and inter-bank fund and loans.

From a business development perspective, Inteligo’sclient acquisition initiatives continued to yield solid results, reflected in sustained growth in new account openings and AUM across both Private Wealth Management and mutual funds, as well as the acquisition of Veltria, a firm focused on supporting high-net-worth families. As of December 31, 2025, total AUM increased 17.2% year-over-year.

Inteligo’sreturn on equity (ROE) stood at 21.5% in 2025, higher than 14.2% reported in 2024.

Wealth Management Segment’s P&L Statement

S/ million	2024	2025	%chg 25/24
Interest and similar income	178.2	160.1	(10.2)%
Interest and similar expenses	(108.5)	(98.6)	(9.1)%
Net interest and similar income	69.7	61.5	(11.8)%
Impairment loss of loans, net of recoveries	(0.3)	0.0	(107.7)%
Recovery (loss) due to impairment of financial investments	(0.6)	0.4	(164.3)%
Net interest and similar income after impairment loss	68.8	61.9	(10.1)%
Fee income from financial services, net	171.0	196.0	14.6%
Other income	85.2	162.5	90.7%
Other expenses	(175.5)	(175.3)	(0.1)%
Income before translation result and income tax	149.5	245.1	63.9%
Translation result	(2.1)	(1.1)	(44.9)%
Income tax	(10.1)	(12.8)	26.7%
Profit for the period	137.3	231.1	68.3%
ROE	14.2%	21.5%
Efficiency ratio	60.4%	47.8%

4Q24 Performance

Inteligo’s net profit was S/ 24.4 million in 4Q25, reflecting a QoQ reductionof S/ 27.9 million, and a S/ 47.2 million decline compared to the same period last year.

The quarterly performance was mainly impacted by a negative effect in income tax of S/ 18.6 due to a positive impact in the previous quarter, stemming from the reversal of previously recognized tax provisions at Inteligo Bank. Other effects include a S/ 4.3 million increase in other expenses, mainly driven by higher personnel-related costs, and lower mark-to-market profits on proprietary portfolio investments, which decreasedby S/ 4.1 million QoQ due to a higher appreciation of fintech and tech-enabled financial platform positions during the third quarter.

The YoYperformance was impacted by a S/ 54.2 million decrease in fee income from financial services, primarily due to a decline in mark-to-market profits on proprietary investments. This effect was partially offset by a S/ 5.8 million decrease in other expenses, mainly due to lower personnel-related costs, and a S/ 3.4 increase in fee income, due to higher revenues from the local mutual fund's subsidiary.

From a business development standpoint, Inteligo’sclient acquisition efforts continued to deliver solid results, reflected in growth in new account openings and assets under management (AUM) across both Private Wealth Management and mutual, as well as the acquisition of Veltria, a firm focused on supporting high-net-worth families.

As of December 31, 2025, AUM increased by 5.8% QoQ and 17.2% YoY.Inteligo’sreturn on equity (ROE) stood at 8.9% in 4Q25, lower than 19.3% reported in 3Q25.

Wealth Management Segment’s P&L Statement

S/ million	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Interest and similar income	42.3	39.7	36.7	(7.4)%	(13.1)%
Interest and similar expenses	(26.6)	(25.9)	(23.5)	(9.3)%	(11.6)%
Net interest and similar income	15.7	13.7	13.2	(3.7)%	(15.6)%
Impairment loss of loans, net of recoveries	0.0	(0.1)	0.2	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(0.6)	0.6	(0.5)	n.m.	(23.2)%
Net interest and similar income after impairment loss	15.1	14.1	12.9	(8.6)%	(14.2)%
Fee income from financial services, net	47.0	50.0	50.4	0.9%	7.3%
Other income	66.4	16.3	12.2	(25.1)%	(81.6)%
Other expenses	(52.1)	(42.0)	(46.3)	10.4%	(11.0)%
Income before translation result and income tax	76.4	38.4	29.2	(24.0)%	(61.8)%
Translation result	(2.4)	(1.8)	(1.9)	4.5%	(21.8)%
Income tax	(2.4)	15.6	(3.0)	n.m.	22.0%
Profit for the period	71.6	52.3	24.4	(53.3)%	(65.9)%
ROE	28.3%	19.3%	8.9%
Efficiency ratio	33.6%	50.5%	61.3%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached US$ 8,552 million in 4Q25, a US$ 469 million or 5.8% increase QoQ, mostly explained by inflows in mutual funds, private wealth management and the acquisition of Veltria.Client deposits were S/ 2,633 million in 4Q25, a S/ 188 million or 7.1% decrease QoQ.

AUM reached US$ 8,552 million in 4Q25, a US$ 1,256 million or 17.2% increase YoY, mostly explained by inflows in mutual funds and private wealth management and the acquisition of Veltria.Client deposits were S/ 2,633 million in 4Q25, a S/ 296 million or 11.3% decrease YoY.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

Net interest and similar income	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	4.3	3.4	3.0	(10.1)%	(30.0)%
Financial Investments	13.8	13.7	13.4	(2.4)%	(3.4)%
Loans	24.1	22.6	20.3	(10.0)%	(15.6)%
Total interest and similar income	42.3	39.7	36.7	(7.4)%	(13.1)%
Interest and similar expenses
Deposits and obligations	(24.2)	(22.7)	(20.4)	(10.2)%	(15.8)%
Due to banks and correspondents	(2.4)	(3.3)	(3.1)	(3.6)%	30.5%
Total interest and similar expenses	(26.6)	(25.9)	(23.5)	(9.3)%	(11.6)%
Net interest and similar income	15.7	13.7	13.2	(3.7)%	(15.6)%

Inteligo’snet interest and similar income was S/ 13.2 million in 4Q25, a S/ 1 million or 3.7% decrease when compared with 3Q25, mainly explained by lower interests in financial investments and due from banks and inter-bank funds.

Net interest and similar income decreased in S/ 2.5 million YoY or 15.6%, mainly because of lower interests in due from banks and inter-bank fund and loans.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

Fee income from financial services, net	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.6	5.3	5.5	4.4%	51.9%
Funds management	43.7	45.2	46.1	2.2%	5.5%
Total income	47.4	50.5	51.7	2.4%	9.1%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.3)	8.2%	18.5%
Others	(0.2)	(0.2)	(1.0)	n.m.	n.m.
Total expenses	(0.4)	(0.5)	(1.2)	n.m.	n.m.
Fee income from financial services, net	47.0	50.0	50.4	0.9%	7.3%

Net fee income from financial services was S/ 50.4 million in 4Q25, a S/ 0.4 million or 0.9% increase when compared with 3Q25, mainly explained by higher fees from Funds Management. This effect was mitigated due to lower exchange rates and banking services.

On a YoY basis, net fee income from financial services increased in S/ 3.4 million YoY, or 7.3%, also due to higher fees from funds management, expleined by assets under management growth in private wealth management and mutual funds.

OTHER INCOME

Other income

Other income	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(0.8)	0.2	1.1	n.m.	n.m.
Net trading gain (loss)	68.3	21.0	14.7	(30.3)%	(78.5)%
Other	(1.2)	(4.9)	(3.5)	(28.2)%	n.m.
Total other income	66.4	16.3	12.2	(25.1)%	(81.6)%

Other income reached S/ 12.2 million in 4Q25, a S/ 4.1 million or 25.1% decrease QoQ due to lower mark-to-market valuations on proprietary portfolio investments.

On a YoY basis a S/ 54.2 million or 81.6% decrease due to lower mark-to-market valuations on proprietary portfolio investments and higher management fees.

OTHER EXPENSES

Other expenses

Other expenses	4Q24	3Q25	4Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(27.5)	(25.3)	(30.4)	20.2%	10.6%
Administrative expenses	(13.7)	(13.1)	(14.0)	7.3%	2.4%
Depreciation and amortization	(2.2)	(2.1)	(2.1)	2.8%	(1.5)%
Other	(8.8)	(1.6)	0.2	n.m.	n.m.
Total other expenses	(52.1)	(42.0)	(46.3)	10.4%	(11.0)%
Efficiency ratio	33.6%	50.5%	61.3%

Other expenses reached S/ 46.3 million in 4Q25, a S/ 4.3 million or 10.4% increase QoQ mainly due to higher salaries and employee benefits expenses.

On a YoY basis a S/ 5.8 million or 11.0% decrease driven by lower risk provisions and partially offset by higher personnel expenses.

Strategy

We aim to become a leading digital platform with profitable growth. IFS has demonstrated solid performance, with a net income 49% higher than the previous year, achieving an ROE of 16.8% in 2025.

We strive to build primary banking relationships by placing the customer at the center of our decisions and offering the best digital experience. As a result, NPS for retail banking stood at 51, and our retail digital clients are more than 84%.

We continue to focus on our key businesses, maintaining a significant market share in consumer banking loans around 20%, ranking second in the market. Retail deposits are around 15%, ranking third in the market, and commercial banking holds approximately an 11% market share, now ranking third in the market. In annuities, we are the leader with over a 30% market share. Finally, in wealth management, AUMs continue to grow at double-digit rates, with 16% YoY reaching historical highs.

	4Q24	3Q25	4Q25
Digital Metrics
% Digital customers retail	81	83	84
% Digital customers commercial	73	73	74
% Digital self-service retail	78	82	82
% Digital sales retail	68	68	68
NPS Retail (points)	55	56	51
Transactional Metrics
IBK Plin transactions (millions) (*)	139	179	206
Izipay Transaction volume (S/ MM)	18,057	17,617	19,399
IBK share of Izipay transaction flows (%)	40	39	39
(*) Sent transactions

Banking & Payments

We continue to strengthen our position as a digital bank. In 2025, our banking customer base grew 3% YoY, 2.8% in retail clients and 8.7% in commercial clients. Our digital transformation strategy continues to show positive momentum, with the share of retail digital customers increasing YoY from 81% to 84%. Also, digital self-service usage among retail clients remained stable QoQ but improved from 78% last year to 82% in 2025. Additionally, retail digital sales remained stable at the level of 68% of total retail sales.

We continue to see strong performance in our payment's ecosystem with Plinand Izipay. Plin active users grew 11% YoY, while Plin transactions increased by 48% YoY. Izipay also continued to expand, with transaction volumes increasing 7% YoY. Synergies between Izipay and Interbank continue improving compared to the previous year, reinforcing our integrated payments strategy. As a result, cash flows directed to Interbank accounts through Izipay increased by 9%; as well as an increase of more than 30% in the float.

	4Q24	3Q25	4Q25
Insurance
Digital insurance premiums (S/ thousands)	27.2	32.4	33.6
% Digital Self-Service	68.9	70.9	70.9
Wealth Management
% Interfondos digital transactions	53.0	55.4	55.3
% Interfondos digital users	26.5	30.2	33.7
% Digital transactions SAB	31.6	39.0	38.8

In the insurance segment, digital adoption continued to accelerate in 4Q25. The share of digital self-service reached 70.9%, up from 68.9% a year ago, reflecting stronger engagement with online channels. As a result of this growing digital penetration, digital insurance premiums increased to S/ 33.6 millions in 4Q25, continuing the positive trajectory observed in prior periods. This performance highlights the company’s ongoing efforts to enhance customer experience and streamline product distribution through digital platforms.

In the wealth management segment, digital engagement continued to strengthen during 4Q25. Interfondos’ digital users accounted for 33.7% of total users, up from 26.5% in 4Q24. This reflects sustained momentum in client adoption of digital investment tools and advisory services.Digital transaction penetration also improved across key platforms. In Inteligo SAB (brokerage) channel, the share of digital transactions increased to 38.8%, up from 38.0% in 3Q25 and 31.6% in 4Q24.Similarly, digital transactions in Interfondos reached 55.3%. These results underscore the growing preference among clients for seamless and fully digital investment experiences.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025 and 2024

Interim consolidated financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025 and 2024

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income

Interim consolidated statement of other comprehensive income

Interim consolidated statement of changes in equity

Interim consolidated statement of cash flows

Notes to the interim consolidated financial statements

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of financial position

As of December 31, 2025 and 2024

	Note	31.12.2025	31.12.2024
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,196,910	4,021,880
Interest bearing		9,163,129	7,973,580
Restricted funds		1,675,910	619,766
		14,035,949	12,615,226
Inter-bank funds	4(e)	40,006	220,060
Financial investments	5	28,173,806	26,857,925
Loans, net:	6
Loans, net of unearned interest		52,361,192	50,959,615
Impairment allowance for loans		(1,591,042)	(1,730,167)
		50,770,150	49,229,448
Investment property	7	1,540,615	1,381,788
Property, furniture and equipment, net		967,293	814,432
Due from customers on acceptances		51,332	9,163
Intangibles and goodwill, net		1,626,106	1,667,753
Other accounts receivable and other assets, net	8	1,793,116	2,670,178
Reinsurance contract assets	12	57,182	18,602
Deferred Income Tax asset, net		41,872	19,206
Total assets		99,097,427	95,503,781
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,759,676	7,614,593
Interest bearing		48,267,954	46,153,435
		56,027,630	53,768,028
Inter-bank funds	4(e)	55,019	—
Due to banks and correspondents	10	7,166,014	7,562,057
Bonds, notes and other obligations	11	5,590,408	6,075,433
Due from customers on acceptances		51,332	9,163
Insurance and reinsurance contract liabilities	12	13,063,254	12,524,320
Other accounts payable, provisions and other liabilities	8	4,585,800	4,445,532
Deferred Income Tax liability, net		136,126	140,653
Total liabilities		86,675,583	84,525,186
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(469,546)	(206,997)
Capital surplus		532,771	532,771
Reserves		9,100,000	8,300,000
Unrealized results, net		(36,034)	(187,830)
Retained earnings		2,183,383	1,439,274
		12,348,591	10,915,235
Non-controlling interest		73,253	63,360
Total equity, net		12,421,844	10,978,595
Total liabilities and equity, net		99,097,427	95,503,781

The accompanying notes are an integral part of these interim consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of income

For the years ended December 31, 2025 and 2024

	Note	31.12.2025	31.12.2024
		S/(000)	S/(000)
Interest and similar income	15	6,888,377	7,029,391
Interest and similar expenses	15	(2,258,971)	(2,480,270)
Net interest and similar income		4,629,406	4,549,121
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,136,707)	(1,720,179)
Loss due to impairment of financial investments	5(c) and 5(d)	(263,761)	(47,521)
Net interest and similar income after impairment loss		3,228,938	2,781,421
Fee income from financial services, net	16	1,219,631	1,142,943
Net gain on foreign exchange transactions		409,737	433,691
Net gain on sale of financial investments		102,055	26,544
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	362,033	81,990
Net gain on investment property	7(b)	182,588	128,164
Other income	17	141,463	121,222
		2,417,507	1,934,554
Result from insurance activities	18	(47,797)	(169,789)
		(47,797)	(169,789)
Other expenses
Salaries and employee benefits		(1,115,613)	(955,246)
Administrative expenses		(1,436,828)	(1,336,954)
Depreciation and amortization		(450,267)	(413,057)
Other expenses	17	(160,497)	(194,959)
		(3,163,205)	(2,900,216)
Income before translation result and Income Tax		2,435,443	1,645,970
Exchange difference		38,004	(24,144)
Income Tax	14(e)	(530,252)	(314,365)
Net profit for the year		1,943,195	1,307,461
Attributable to:
IFS’s shareholders		1,932,470	1,300,078
Non-controlling interest		10,725	7,383
		1,943,195	1,307,461
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	17.299	11.376
Weighted average number of outstanding shares (in thousands)	19	111,713	114,287

The accompanying notes are an integral part of these interim consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of other comprehensive income

For the years ended December 31, 2025 and 2024

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Net profit for the year	1,943,195	1,307,461
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	60,738	3,048
Income Tax	9,031	(1,595)
Total unrealized gain that will not be reclassified to the consolidated statement of income	69,769	1,453
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	898,804	286,738
Income Tax	(4,129)	(3,595)
	894,675	283,143
Insurance reserves at fair value	(736,366)	(61,389)
Net movement of cash flow hedges	46,601	(18,605)
Income Tax	(6,588)	1,402
	40,013	(17,203)
Translation of foreign operations	(101,063)	11,747
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	97,259	216,298
Other comprehensive income for the year	167,028	217,751
Total comprehensive income for the year, net of Income Tax	2,110,223	1,525,212
Attributable to:
IFS’s shareholders	2,097,275	1,516,304
Non-controlling interest	12,948	8,908
	2,110,223	1,525,212

The accompanying notes are an integral part of these interim consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of changes in equity

For the years ended December 31, 2025 and 2024

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,300,078	1,300,078	7,383	1,307,461
Other comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	—	216,226	1,525	217,751
Total comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	1,300,078	1,516,304	8,908	1,525,212
Declared dividends and paid, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	2,300,000	—	—	—	—	—	(2,300,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(1,192)	—	(122,688)	—	—	—	—	—	—	—	—	(122,688)	—	(122,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,056)	(3,056)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	53,737	—	—	—	—	(53,737)	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(1,229)	(1,229)	(376)	(1,605)
Balance as of December 31, 2024	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595

Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,932,470	1,932,470	10,725	1,943,195
Other comprehensive income	—	—	—	—	—	—	69,079	892,169	(735,284)	39,904	(101,063)	—	164,805	2,223	167,028
Total comprehensive income	—	—	—	—	—	—	69,079	892,169	(735,284)	39,904	(101,063)	1,932,470	2,097,275	12,948	2,110,223
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(2,206)	—	(262,549)	—	—	—	—	—	—	—	—	(262,549)	—	(262,549)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,097)	(3,097)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	1,769	—	—	—	—	(1,769)	—	—	—
Others	—	—	—	—	—	—	(14,778)	—	—	—	—	33,504	18,726	42	18,768
Balance as of December 31, 2025	115,447	(4,365)	1,038,017	(469,546)	532,771	9,100,000	46,929	(119,699)	(53,689)	(9,209)	99,634	2,183,383	12,348,591	73,253	12,421,844

The accompanying notes are an integral part of these interim consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of cash flows

For the years ended December 31, 2025 and 2024

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,943,195	1,307,461
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,136,707	1,720,179
Loss due to impairment of financial investments	263,761	47,521
Depreciation and amortization	450,267	413,057
Provision for sundry risks	2,633	29,290
Deffered Income Tax	(37,490)	100,053
Net gain on sale of financial investments	(102,055)	(26,544)
Net gain on financial assets at fair value through profit or loss	(362,033)	(81,990)
Net gain on valuation of investment property	(101,104)	(60,260)
Net (gain) loss on sale of investment property	(320)	3,176
Gain on sale of property, furniture and equipment	(2,078)	(12,879)
Exchange difference	(38,004)	24,144
Decrease in accrued interest receivable	22,494	58,688
Decrease in accrued interest payable	(166,827)	(120,753)
Net changes in assets and liabilities
Net increase in loan portfolio	(2,692,565)	(4,523,015)
Net decrease (increase) in other accounts receivable and other assets	509,263	(245,377)
Net (increase) decrease in restricted funds	(1,056,144)	100,925
Increase in deposits and obligations	2,302,669	4,687,587
Decrease in due to banks and correspondents	(367,298)	(1,445,205)
Increase in other accounts payable, provisions and other liabilities	28,810	1,059,360
Decrease (increase) of investments at fair value through profit or loss	94,499	(125,386)
Net cash provided by operating activities	1,828,380	2,910,032

The accompanying notes are an integral part of these interim consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statements of cash flows (continued)

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Cash flows from investing activities
(Purchase) sale of investments at fair value through other comprehensive income and at amortized cost	(339,261)	320,182
Purchase of property, furniture and equipment	(301,435)	(104,719)
Purchase of intangible assets	(221,967)	(245,334)
Purchase of investment property	(62,723)	(61,812)
Sale of investment property	—	39,176
Sale of property, furniture and equipment	3,461	45,462
Net cash used in by investing activities	(921,925)	(7,045)
Cash flows from financing activities
Dividends paid	(420,096)	(427,369)
Issuance of securities, bonds and obligations in circulation	1,624,811	1,706,371
Payments of bonds, notes and other obligations	(1,502,749)	(1,266,504)
Decrease in receivable inter-bank funds	180,054	304,855
Net increase (decrease) in payable inter-bank funds	55,019	(121,438)
Purchase of treasury stock	(262,549)	(122,688)
Dividend payments to non-controlling interest	(3,097)	(2,911)
Lease payments	(83,054)	(82,644)
Net cash used in financing activities	(411,661)	(12,328)
Net increase in cash and cash equivalents	494,794	2,890,659
Translation (loss) gain on cash and cash equivalents	(124,217)	12,496
Cash and cash equivalents at the beginning of the year	11,977,366	9,074,211
Cash and cash equivalents at the end of the year	12,347,943	11,977,366

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of December 31, 2025 and 2024

1. Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2025, Intercorp Peru holds directly and indirectly 74.38 percent of the issued capital stock of IFS, equivalent to 73.38 percent of the outstanding capital stock of IFS (72.47 percent of the issued capital stock, equivalent to 71.95 percent of the outstanding capital stock as of December 31, 2024).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2025 and 2024, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay").

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of December 31, 2025, have been approved by the Audit Committee and Board’s Meeting held on February 6 and 11, 2026, respectively. The audited consolidated financial statements as of December 31, 2024, (henceforth “Annual Consolidated Financial Statements”) were approved by the General Shareholders’ Meeting held on March 31, 2025.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth "SBS") to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2025, Interbank had 146 offices (149 offices as of December 31, 2024).

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2025 and 2024, amounted to S/95,328,000 and S/89,124,000, respectively; see Note 7. IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of December 31, 2025 and 2024, holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru. As of December 31, 2025 and 2024, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America, provides investment consultancy and related services.

Veltria Advisors Corp.	Incorporated in the United States of America, provides investment advice.

(d) Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of December 31, 2025 and 2024, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Management S.A.C. –

IFS Management is incorporated in Peru. Its corporate purpose is to provide all types of management, strategic planning, financial, accounting, legal, and other services. It may also acquire all types of assets and enter into all types of contracts to carry out its corporate purpose.

(g) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of December 31, 2025 and 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Annual Consolidated Financial Statements as of December 31, 2024.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its financial information with its Subsidiaries described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Cash and clearing (b)	2,348,756	2,853,187
Deposits in the BCRP (b)	8,490,566	7,333,818
Deposits in banks (c)	1,508,621	1,790,361
Total cash and cash equivalent	12,347,943	11,977,366
Accrued interest	12,096	18,094
Restricted funds (d)	1,675,910	619,766
Total	14,035,949	12,615,226

The balance of cash and cash equivalents, presented in the interim consolidated statements of cash flows, exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,149,956	5,969,218
Cash in vaults	2,056,545	2,644,386
Subtotal legal reserve	8,206,501	8,613,604
Non-mandatory reserve
Overnight deposits in BCRP (**)	1,580,610	564,600
Term deposits in BCRP (***)	760,000	800,000
Cash and clearing	292,157	208,548
Subtotal non-mandatory reserve	2,632,767	1,573,148
Cash balances not subject to legal reserve	54	253
Total	10,839,322	10,187,005

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of December 31, 2025 and 2024, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.25 and 3.90 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2025, corresponds to one overnight deposit in foreign currency for US$470,000,000 (approximately equivalent to S/1,580,610,000), with maturity in the first days of January 2026, and accrued interest at an annual interest rate of 3.57 percent (as of December 31, 2024, corresponded to one overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.44 percent).

(***) As of December 31, 2025, corresponds to an overnight deposit in local currency, with maturity in January 2026, which accrued interest at an annual interest rate of 4.00 percent (as of December 31, 2024, corresponded to five overnight deposits in local currency, with maturity in the first days of January 2025, and accrued interest at an average annual interest rate of 4.83 percent).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Inter-bank transfers (*)	1,142,857	596,648
Repurchase agreements with the BCRP (**)	438,436	—
Derivative financial instruments, Note 8(b)	93,021	21,568
Others	1,596	1,550
Total	1,675,910	619,766

(*) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(**) As of December 31, 2025, corresponds to deposits in the BCRP that guarantee loans with said entity, see Note 10(b).

(e) Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2025, Inter-bank funds’ assets accrue interest at an annual rate between 4.25 and 4.30 percent in local currency (as of December 31, 2024, Inter-bank funds’ assets accrue interest at an annual rate of 5.00 percent in local currency); and do not have specific guarantees. As of December 31, 2025, Inter-bank funds liabilities accrue interest at an annual rate of 4.25 percent in local currency.

5. Financial investments

(a) This caption is made up as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	21,299,397	20,377,805
Investments at amortized cost (d)	3,883,579	3,784,912
Investments at fair value through profit or loss (e)	1,965,991	1,776,567
Equity instruments measured at fair value through other comprehensive income (f)	556,149	458,268
Total financial investments	27,705,116	26,397,552
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	363,254	347,087
Investments at amortized cost (d)	105,436	113,286
Total	28,173,806	26,857,925

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2025
Corporate, leasing and subordinated bonds	9,669,217	40,067	(505,634)	9,203,650	Jan-26 / Feb-97	3.09	27.74	3.23	18.64
Sovereign Bonds of the Republic of Peru	8,855,018	91,817	(36,827)	8,910,008	Aug-26 / Feb-55	2.08	6.58	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,057,974	15	(297)	2,057,692	Jan-26 / Jun-26	3.96	4.04	—	—
Global Bonds of the Republic of Peru	550,343	—	(2,303)	548,040	Jan-26 / Nov-50	—	—	3.96	10.58
Bonds guaranteed by the Peruvian Government	473,317	10,036	—	483,353	Apr-28 / Oct-33	3.35	4.30	5.66	6.64
Treasury Bonds of the United States of America	62,364	81	(2,171)	60,274	Jun-26 / Nov-55	—	—	3.84	4.84
Global Bonds of the United States of Mexico	26,562	165	(1,727)	25,000	May-31 / Feb-34	—	—	4.98	5.62
Global Bonds of the Republic of Chile	11,357	87	(64)	11,380	Jan-29 / Jan-32	—	—	4.13	4.55
Total	21,706,152	142,268	(549,023)	21,299,397
Accrued interest				363,254
Total				21,662,651

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2024
Corporate, leasing and subordinated bonds	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.20	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	-	-
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	-	-
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	-	-	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	-	-	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	-	-	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Expected credit loss at the beginning of the year	95,090	61,046
New assets originated or purchased	2,136	1,095
Assets derecognized or matured (excluding write-offs)	(3,197)	(3,915)
Effect on the expected credit loss due to the change of the stage during the year	61,184	8,958
Loss for impairment	202,325	37,325
Others	1,313	4,058
Movement of the year	263,761	47,521
Write-offs	(69,666)	(13,043)
Effect of foreign exchange variation	(2,043)	(434)
Expected credit loss at the end of the year	287,142	95,090

(d) As of December 31, 2025, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,848,175,000, including accrued interest of S/97,662,000 (as of December 31, 2024, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest of S/101,143,000). Said investments present low credit risk and the impairment loss is not significant.

As of December 31, 2025, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/4,026,559,000 (As of December 31, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,775,935,000).

Additionally, as of December 31, 2025, term deposits mainly issued in local currency are held, for an amount of S/140,840,000, including accrued interest amounting to S/7,774,000 (as of December 31, 2024, term deposits mainly issued in local currency are held, for an amount of S/98,658,000, including accrued interest amounting to S/12,143,000).Said investments present low credit risk and the impairment loss is not material. As of December 31, 2025, the maturity of these investments fluctuates between January 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 5.00 percent, and their fair value amounts to approximately S/140,840,000 (as of December 31, 2024, the maturity of these investments fluctuated between January 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and their fair value amounted to approximately S/98,658,000).

During the year 2024, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offer, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, during the year 2024, sold S/630,749,000, generating a gain amounting to S/866,000, which was recorded in the caption “Net gain on sale of financial investments” of the interim consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank, during the year 2024, purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.

As of December 31, 2025 and 2024, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,436,030,000 and S/1,861,524,000, respectively, see Note 10(a).

As of December 31, 2025 and 2024, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/424,005,000 and S/435,242,000, respectively; see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,726,722	1,396,582
Listed shares	60,334	202,054
Non-listed shares	174,143	154,856
Debt instruments
Corporate, leasing and subordinated bonds	4,090	2,172
Sovereign Bonds of the Republic of Peru	702	8,538
Sovereign Bonds issued by foreign governments	—	2,431
Negotiable Certificates of Deposits issued by the BCRP	—	9,934
Total	1,965,991	1,776,567

As of December 31, 2025 and 2024, investments at fair value through profit or loss include investments held for trading for approximately S/163,645,000 and S/152,755,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,802,346,000 and S/1,623,812,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Listed shares	522,380	420,474
Non-listed shares	33,769	37,794
Total	556,149	458,268

As of December 31, 2025 and 2024, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, according to the definition by IFRS 9 as of December 31, 2025 and 2024:

	31.12.2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	12,660,521	—	—	12,660,521
Sovereign Bonds of the Republic of Peru	8,697,691	502,423	3,536	9,203,650
Negotiable Certificates of Deposit issued by the BCRP	2,057,692	—	—	2,057,692
Global Bonds of the Republic of Peru	548,040	—	—	548,040
Bonds guaranteed by the Peruvian government	483,353	—	—	483,353
Treasury Bonds of the United States of America	60,274	—	—	60,274
Global Bonds of the United States of Mexico	25,000	—	—	25,000
Global Bonds of the Republic of Chile	11,380	—	—	11,380
Term deposits	133,066	—	—	133,066
Total	24,677,017	502,423	3,536	25,182,976

	31.12.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,674	—	—	11,643,674
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Treasury Bonds of the United States of America	52,525	—	—	52,525
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Term deposits	86,515	—	—	86,515
Total	23,116,667	1,046,050	—	24,162,717

6. Loans, net

(a) This caption is made up as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Direct loans (*)
Loans (**)	39,573,400	38,456,682
Credit cards and other loans (***)	5,564,477	5,386,427
Leasing	1,704,520	1,584,357
Discounted notes	1,983,607	1,706,886
Factoring	1,273,562	1,410,968
Advances and overdrafts	32,078	101,848
Refinanced loans	467,669	449,438
Past due and under legal collection loans	1,230,619	1,318,758
	51,829,932	50,415,364
Plus (minus)
Accrued interest from performing loans	544,571	569,384
Unearned interest and interest collected in advance	(13,311)	(25,133)
Impairment allowance for loans (d)	(1,591,042)	(1,730,167)
Total direct loans, net	50,770,150	49,229,448
Indirect loans	5,567,722	5,068,694

(*) Under the program “Reactiva Peru”, launched by the Peruvian Government in the context of the pandemic Covid-19, as a credit program guaranteed by it, Interbank granted loans for S/6,617,142,000, and the balance as of December 31, 2025 amounts to S/128,116,000, including accrued interest for S/47,970,000; S/20,200,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2024 amounted to S/315,379,000, including accrued interest for S/45,229,000; S/192,948,000 being the amount covered by the guarantee of the Peruvian Government).

(**) As of December 31, 2024, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/123,772,000, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(***) As of December 31, 2025 and 2024, it includes non-revolving consumer loans for approximately S/2,648,176,000 and S/2,666,284,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Commercial loans (c.1)	22,897,732	22,770,495
Consumer loans (c.1)	15,248,665	15,036,411
Mortgage loans (c.1)	11,400,784	10,571,300
Small and micro-business loans (c.1)	2,282,751	2,037,158
Total	51,829,932	50,415,364

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2025 and 2024. The amounts presented do not consider impairment.

	31.12.2025				31.12.2024
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	34,551,825	165,769	—	34,717,594	32,184,807	340,472	—	32,525,279
Standard grade	7,309,766	1,331,109	—	8,640,875	8,332,692	1,513,955	—	9,846,647
Substandard grade	3,499,980	1,677,609	—	5,177,589	2,705,012	1,582,401	—	4,287,413
Past due but not impaired	1,234,628	903,889	—	2,138,517	1,335,553	1,172,779	—	2,508,332
Impaired
Individually	—	—	22,928	22,928	—	—	23,214	23,214
Collectively	—	—	1,132,429	1,132,429	—	—	1,224,479	1,224,479
Total direct loans	46,596,199	4,078,376	1,155,357	51,829,932	44,558,064	4,609,607	1,247,693	50,415,364

	31.12.2025				31.12.2024
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,488,080	126,184	—	3,614,264	3,434,095	31,240	—	3,465,335
Standard grade	841,497	243,410	—	1,084,907	1,055,740	118,821	—	1,174,561
Substandard grade	683,009	168,619	—	851,628	272,352	132,498	—	404,850
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,182	6,182	—	—	6,181	6,181
Collectively	—	—	10,741	10,741	—	—	17,767	17,767
Total indirect loans	5,012,586	538,213	16,923	5,567,722	4,762,187	282,559	23,948	5,068,694

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.12.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,679,767	124,088	—	12,803,855	11,636,968	290,927	—	11,927,895
Standard grade	4,979,506	1,005,364	—	5,984,870	6,274,653	1,024,426	—	7,299,079
Substandard grade	2,544,331	479,201	—	3,023,532	1,749,950	356,019	—	2,105,969
Past due but not impaired	582,186	222,031	—	804,217	770,026	345,062	—	1,115,088
Impaired
Individually	—	—	22,928	22,928	—	—	23,214	23,214
Collectively	—	—	258,330	258,330	—	—	299,250	299,250
Total direct loans	20,785,790	1,830,684	281,258	22,897,732	20,431,597	2,016,434	322,464	22,770,495

	31.12.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,610,675	16,887	—	11,627,562	10,914,268	28,813	—	10,943,081
Standard grade	963,916	183,453	—	1,147,369	1,210,504	320,220	—	1,530,724
Substandard grade	676,148	798,920	—	1,475,068	593,507	765,324	—	1,358,831
Past due but not impaired	140,200	386,405	—	526,605	180,748	508,336	—	689,084
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	472,061	472,061	—	—	514,691	514,691
Total direct loans	13,390,939	1,385,665	472,061	15,248,665	12,899,027	1,622,693	514,691	15,036,411

	31.12.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,092,721	24,178	—	9,116,899	8,407,045	20,165	—	8,427,210
Standard grade	611,790	7,361	—	619,151	528,923	3,714	—	532,637
Substandard grade	251,017	364,017	—	615,034	318,802	400,671	—	719,473
Past due but not impaired	455,704	246,961	—	702,665	322,348	244,537	—	566,885
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	347,035	347,035	—	—	325,095	325,095
Total direct loans	10,411,232	642,517	347,035	11,400,784	9,577,118	669,087	325,095	10,571,300

	31.12.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,168,662	616	—	1,169,278	1,226,526	567	—	1,227,093
Standard grade	754,554	134,931	—	889,485	318,612	165,595	—	484,207
Substandard grade	28,484	35,471	—	63,955	42,753	60,387	—	103,140
Past due but not impaired	56,538	48,492	—	105,030	62,431	74,844	—	137,275
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	55,003	55,003	—	—	85,443	85,443
Total direct loans	2,008,238	219,510	55,003	2,282,751	1,650,322	301,393	85,443	2,037,158

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	31.12.2025				31.12.2024
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of period	439,324	566,636	724,207	1,730,167	545,242	970,271	—	1,515,513
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	310,338	—	—	310,338	345,800	—	—	345,800
Assets matured or derecognized (excluding write-offs)	(116,804)	(99,816)	(34,928)	(251,548)	(117,510)	(24,285)	—	(141,795)
Transfers to Stage 1	97,781	(97,304)	(477)	—	115,241	(1,219)	—	114,022
Transfers to Stage 2	(129,357)	136,890	(7,533)	—	(142,315)	(7,448)	—	(149,763)
Transfers to Stage 3	(43,195)	(133,413)	176,608	—	(88,212)	468,777	—	380,565
Impact on the expected credit loss for credits that change stage in the period	(84,502)	114,762	776,733	806,993	(98,820)	1,476,103	—	1,377,283
Others	(28,050)	(18,045)	318,892	272,797	(120,334)	185,680	—	65,346
Total	6,211	(96,926)	1,229,295	1,138,580	(106,150)	2,097,608	—	1,991,458
Write-offs	—	—	(1,424,484)	(1,424,484)	—	(2,524,919)	—	(2,524,919)
Recovery of written–off loans	—	—	158,309	158,309	—	179,683	—	179,683
Foreign exchange effect	(594)	(1,042)	(9,894)	(11,530)	232	1,564	—	1,796
Expected credit loss at the end of period	444,941	468,668	677,433	1,591,042	439,324	724,207	—	1,163,531

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.12.2025				31.12.2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of period	16,640	36,158	123,013	175,811	51,611	162,385	—	213,996
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	16,027	—	—	16,027	35,739	—	—	35,739
Assets derecognized or matured (excluding write-offs)	(12,461)	(15,076)	(5,456)	(32,993)	(27,765)	(4,083)	—	(31,848)
Transfers to Stage 1	3,401	(3,401)	—	—	5,405	—	—	5,405
Transfers to Stage 2	(9,071)	9,235	(164)	—	(20,669)	(762)	—	(21,431)
Transfers to Stage 3	(668)	(1,585)	2,253	—	(2,208)	16,779	—	14,571
Impact on the expected credit loss for credits that change stage in the period	(3,310)	(970)	(20,104)	(24,384)	(4,722)	12,108	—	7,386
Others	(4,148)	(4,805)	88,717	79,764	(20,973)	9,402	—	(11,571)
Total	(10,230)	(16,602)	65,246	38,414	(35,193)	33,444	—	(1,749)
Write-offs	—	—	(48,668)	(48,668)	—	(78,217)	—	(78,217)
Recovery of written–off loans	—	—	5,970	5,970	—	4,254	—	4,254
Foreign exchange effect	(537)	(508)	(7,693)	(8,738)	222	1,147	—	1,369
Expected credit loss at the end of period	5,873	19,048	137,868	162,789	16,640	123,013	—	139,653

	31.12.2025				31.12.2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of period	403,740	474,416	494,700	1,372,856	466,606	682,417	—	1,149,023
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	259,855	—	—	259,855	219,439	—	—	219,439
Assets derecognized or matured (excluding write-offs)	(86,482)	(68,352)	(11,918)	(166,752)	(75,335)	(8,120)	—	(83,455)
Transfers to Stage 1	76,844	(76,388)	(456)	—	96,900	(1,005)	—	95,895
Transfers to Stage 2	(111,242)	113,341	(2,099)	—	(101,634)	(2,390)	—	(104,024)
Transfers to Stage 3	(39,809)	(121,804)	161,613	—	(73,066)	411,355	—	338,289
Impact on the expected credit loss for credits that change stage in the period	(64,694)	104,535	756,567	796,408	(81,900)	1,369,154	—	1,287,254
Others	(36,907)	(10,020)	208,300	161,373	(47,271)	188,121	—	140,850
Total	(2,435)	(58,688)	1,112,007	1,050,884	(62,867)	1,957,115	—	1,894,248
Write-offs	—	—	(1,293,275)	(1,293,275)	—	(2,310,032)	—	(2,310,032)
Recovery of written–off loans	—	—	140,034	140,034	—	165,081	—	165,081
Foreign exchange effect	(3)	(378)	(534)	(915)	1	119	—	120
Expected credit loss at the end of period	401,302	415,350	452,932	1,269,584	403,740	494,700	—	898,440

	31.12.2025				31.12.2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of period	5,523	43,956	44,321	93,800	6,794	54,651	—	61,445
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	3,971	—	—	3,971	4,114	—	—	4,114
Assets derecognized or matured (excluding write-offs)	(392)	(2,683)	(9,517)	(12,592)	(429)	(9,267)	—	(9,696)
Transfers to Stage 1	14,968	(14,968)	—	—	9,983	—	—	9,983
Transfers to Stage 2	(1,733)	6,976	(5,243)	—	(2,348)	(4,203)	—	(6,551)
Transfers to Stage 3	(1,638)	(2,492)	4,130	—	(2,025)	5,167	—	3,142
Impact on the expected credit loss for credits that change stage in the period	(14,506)	4,126	9,761	(619)	(9,606)	15,411	—	5,805
Others	1,299	(12,441)	7,807	(3,335)	(969)	(15,977)	—	(16,946)
Total	1,969	(21,482)	6,938	(12,575)	(1,280)	(8,869)	—	(10,149)
Write-offs	—	—	(3,696)	(3,696)	—	(1,755)	—	(1,755)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	(45)	(91)	(1,557)	(1,693)	9	294	—	303
Expected credit loss at the end of period	7,447	22,383	46,006	75,836	5,523	44,321	—	49,844

	31.12.2025				31.12.2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of period	13,421	12,106	62,173	87,700	20,231	70,818	—	91,049
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	30,485	—	—	30,485	86,508	—	—	86,508
Assets derecognized or matured (excluding write-offs)	(17,469)	(13,705)	(8,037)	(39,211)	(13,981)	(2,815)	—	(16,796)
Transfers to Stage 1	2,568	(2,547)	(21)	—	2,953	(214)	—	2,739
Transfers to Stage 2	(7,311)	7,338	(27)	—	(17,664)	(93)	—	(17,757)
Transfers to Stage 3	(1,080)	(7,532)	8,612	—	(10,913)	35,476	—	24,563
Impact on the expected credit loss for credits that change stage in the period	(1,992)	7,071	30,509	35,588	(2,592)	79,430	—	76,838
Others	11,706	9,221	14,068	34,995	(51,121)	4,134	—	(46,987)
Total	16,907	(154)	45,104	61,857	(6,810)	115,918	—	109,108
Write-offs	—	—	(78,845)	(78,845)	—	(134,915)	—	(134,915)
Recovery of written–off loans	—	—	12,305	12,305	—	10,348	—	10,348
Foreign exchange effect	(9)	(65)	(110)	(184)	—	4	—	4
Expected credit loss at the end of period	30,319	11,887	40,627	82,833	13,421	62,173	—	75,594

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.12.2025				31.12.2024
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of period	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	1,663	—	—	1,663	2,110	—	—	2,110
Assets derecognized or matured	(1,218)	(760)	(1,262)	(3,240)	(3,275)	(1,484)	(330)	(5,089)
Transfers to Stage 1	144	(144)	—	—	1,265	(1,265)	—	—
Transfers to Stage 2	(626)	668	(42)	—	(697)	961	(264)	—
Transfers to Stage 3	(154)	(7)	161	—	(229)	(91)	320	—
Impact on the expected credit loss for credits that change stage in the period	(84)	355	369	640	(1,001)	(109)	1,202	92
Others	(376)	(90)	(470)	(936)	(2,155)	294	1,035	(826)
Total	(651)	22	(1,244)	(1,873)	(3,982)	(1,694)	1,963	(3,713)
Foreign exchange effect	(14)	(4)	(2)	(20)	21	5	3	29
Expected credit loss at the end of period, Note 8(a)	1,998	2,268	8,089	12,355	2,663	2,250	9,335	14,248

7. Investment property

(a) This caption is made up as follows:

	31.12.2025	31.12.2024	Acquisition or construction year	Valuation methodology
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	282,247	279,775	2009	Appraisal
Pardo (Vivanda)	127,278	68,200	2021	Appraisal/Cost
San Martín de Porres – Lima	86,084	80,389	2015	Appraisal
Nuevo Chimbote	38,133	37,382	2021	Appraisal
Ate Vitarte – Lima	33,621	32,195	2006	Appraisal
Santa Clara – Lima	28,907	28,613	2017	Appraisal
Others	34,456	33,982	-	Appraisal/Cost
	630,726	560,536
Completed investment property - “Real Plaza” shopping malls (i)
Talara	27,063	26,720	2015	DCF
	27,063	26,720
Buildings (i)
Orquideas - San Isidro – Lima	160,093	150,718	2017	DCF
Ate Vitarte – Lima	155,275	133,768	2006	DCF
Chorrillos – Lima	110,166	95,849	2017	DCF
Piura	105,108	94,907	2020	DCF
Paseo del Bosque	100,392	100,023	2021	DCF
Chimbote	55,577	48,690	2015	DCF
Maestro-Huancayo	40,309	35,004	2017	DCF
Cuzco	35,895	29,843	2017	DCF
Panorama – Lima	25,886	22,474	2016	DCF
Others	94,125	83,256	-	DCF/Appraisal
	882,826	794,532

Total	1,540,615	1,381,788

DCF: Discounted cash flow

(i) As of December 31, 2025 and 2024, there are no liens on investment property.

(b) The net gain on investment properties as of December 31, 2025 and 2024, consists of the following:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Gain on valuation	101,104	60,260
Income from rental	81,164	71,080
Gain (loss) on sale	320	(3,176)
Total gain, net	182,588	128,164

(c) The movement of investment property for the years ended December 31, 2025 and 2024, is as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Balance at the beginning of year	1,381,788	1,298,892
Additions	62,723	61,812
Sales	—	(39,176)
Gain on valuation	101,104	60,260
Net transfers	(5,000)	—
Balance at the end of the year	1,540,615	1,381,788

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	485,904	540,883
POS commission receivable	250,501	390,126
Accounts receivable from sale of investments	222,002	432,341
Operations in process	162,517	149,105
Accounts receivable related to derivative financial instruments (b)	120,878	143,201
Accounts receivable from short sale operations	—	61,191
Others	25,654	14,954
	1,267,456	1,731,801
Non-financial instruments
Tax paid to recover	212,032	673,786
Deferred charges	139,215	99,776
Tax credit for General Sales Tax - IGV	59,990	35,391
Deferred cost of POS affiliation and registration	58,243	85,006
Investments in associates	27,257	24,795
POS equipment supplies	12,729	12,966
Assets received as payment and seized through legal actions	5,741	4,158
Others	10,453	2,499
	525,660	938,377
Total	1,793,116	2,670,178

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component	2,144,131	1,308,422
Other accounts payable	665,537	665,296
Third party compensation (*)	496,426	866,665
Operations in process	354,032	556,543
Accounts payable related to derivative financial instruments (b)	207,084	102,288
Workers’ profit sharing and salaries payable	171,282	109,395
Accounts payable for purchase of investments	167,301	353,787
Lease liabilities	144,245	143,803
Accounts payable to reinsurers and coinsurers	16,776	6,354
Allowance for indirect loan losses, Note 6(d.2)	12,355	14,248
Financial liabilities at fair value through profit or loss	—	61,153
	4,379,169	4,187,954
Non-financial instruments
Taxes payable	99,076	87,262
Provision for other contingencies	44,238	107,078
Deferred income (**)	41,382	36,394
Registration for use of POS	8,620	18,005
Others	13,315	8,839
	206,631	257,578
Total	4,585,800	4,445,532

(*) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(**) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of December 31, 2025 and 2024, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2025	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	82,297	34,856	7,055,166	—	Between January 2026 and February 2027	-	-
Interest rate swaps	20,095	11,332	3,418,425	—	Between January 2026 and June 2036	-	-
Cross swaps	6,138	22,626	781,183	—	Between January 2026 and December 2030	-	-
Options	—	—	1,920	—	Between January 2026 and December 2030	-	-
	108,530	68,814	11,256,694	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	97,344	1,008,900	14,700	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12,348	—	505,200	18,225	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	7,403	168,150	(44)	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	8,178	168,150	(141)	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	10,852	67,360	2,669	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	10,892	67,360	2,545	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,601	33,680	829	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	596	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	492	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	33	-	Due to banks	Due to banks and correspondents
	12,348	138,270	2,018,800	39,904
	120,878	207,084	13,275,494	39,904

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	22,336	45,012	7,092,071	—	Between January 2025 and June 2026	-	-
Cross swaps	11,593	13,277	1,899,348	—	Between January 2025 and November 2029	-	-
Interest rate swaps	38,817	28,812	1,742,139	—	Between January 2025 and June 2036	-	-
Options	—	—	2,518	—	Between January 2025 and July 2025	-	-
	72,746	87,101	10,736,076	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	243	-	Due to banks	Due to banks and correspondents
	70,455	15,187	2,334,880	(17,180)
	143,201	102,288	13,070,956	(17,180)

(i) As of December 31, 2025 and 2024, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2025 and 2024. During 2025 and 2024, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Saving deposits	21,934,950	19,411,720
Time deposits	19,243,949	19,891,128
Demand deposits	14,084,761	13,746,684
Compensation for service time	756,949	711,806
Other obligations	7,021	6,690
Total	56,027,630	53,768,028

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) As of December 31, 2025 and 2024, deposits and obligations of approximately S/22,138,836,000 and S/19,978,058,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/116,700 and S/121,600, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,781,905	1,756,687
Promotional credit lines	1,975,589	2,090,825
Loans received from foreign entities	3,223,243	3,304,169
Loans received from Peruvian entities	122,777	332,165
	7,103,514	7,483,846
Interest and commissions payable	62,500	78,211
	7,166,014	7,562,057
By term -
Short term	4,494,183	3,586,376
Long term	2,671,831	3,975,681
Total	7,166,014	7,562,057

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, the BCRP issued a series of regulations related to the loans repurchase agreements. As of December 31, 2024, Interbank maintains this type of operations guaranteed by a loan portfolio for approximately S/123,772,000. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	31.12.2025	31.12.2024
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	116,965	130,912
Third - single series	Interseguro	4.84375%	Semi-annually	2030	US$25,000	—	94,100
						116,965	225,012
Subordinated bonds – fourth program
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	96,538	108,049
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	61,264	—
First (C series)	Interseguro	6.1875%	Semi-annually	2035	US$19,386	65,195	—
						222,997	108,049
Negotiable certificates of deposits – second program
First (D series)	Interbank	4.56250%	Annual	2026	S/ 106,650	104,107	—
First (E series)	Interbank	4.46875%	Annual	2026	S/ 101,250	98,127	—
First (A series)	Interbank	5.21875%	Annual	2025	S/112,964	—	110,010
First (B series)	Interbank	4.9375%	Annual	2025	S/138,435	—	133,852
First (C series)	Interbank	4.59375%	Annual	2025	S/102,000	—	97,643
						202,234	341,505
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						692,196	824,566
International issuances
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,910	311,788
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,343,800	1,501,894
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	950,200	1,062,514
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,004,174	1,122,122
Subordinated bonds	Interbank	6.397%	Semi-annually	2035	US$350,000	1,172,008	—
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	—	1,124,502
Total international issuances						4,782,092	5,122,820
Total local and international issuances						5,474,288	5,947,386
Interest payable						116,120	128,047
Total						5,590,408	6,075,433

(*) The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have met by the Group as of December 31, 2025 and 2024.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	31.12.2025			31.12.2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(17,078)	4,482	(12,596)	(18,602)	1,968	(16,634)

Insurance contracts issued
Remaining coverage liability	(40,104)	12,744,701	12,704,597	—	12,335,922	12,335,922
Liability for claims incurred	—	314,071	314,071	—	186,430	186,430
Total insurance contracts issued (b) and (c)	(40,104)	13,058,772	13,018,668	—	12,522,352	12,522,352
Total reinsurance contracts held and issued	(57,182)	13,063,254	13,006,072	(18,602)	12,524,320	12,505,718

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The movement of issued insurance contract liabilities is presented below:

	31.12.2025
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(1,124,367)	—	—	—	—	—	(1,124,367)
Contracts under fair value, BBA and VFA approach	(627,801)	—	—	—	—	—	(627,801)
Contracts under PAA approach	(496,566)	—	—	—	—	—	(496,566)
Insurance service expenses	171,463	(79,043)	444,236	(2,127)	319,554	5,097	859,180
Claims and other expenses incurred	—	—	971,901	107	208,745	5,097	1,185,850
Amortization of insurance acquisition cash flows	171,463	—	—	—	—	—	171,463
Gains on onerous contracts and reversals of those losses	—	(79,043)	—	—	—	—	(79,043)
Changes to liabilities for incurred claims	—	—	(527,665)	(2,234)	110,809	—	(419,090)
Insurance service result	(952,904)	(79,043)	444,236	(2,127)	319,554	5,097	(265,187)

Insurance financial expenses	1,373,048	76,119	—	—	—	—	1,449,167
Insurance financial result	637,678	76,119	—	—	—	—	713,797
Interest rate effect	735,370	—	—	—	—	—	735,370

Effect of movements in exchange rates	(474,146)	(22,241)	(2,344)	(183)	(796)	(14)	(499,724)
Total changes in the statement of income and other comprehensive income	(54,002)	(25,165)	441,892	(2,310)	318,758	5,083	684,256
Net cash flow and investment component	447,842	—	(459,979)	—	(175,803)	—	(187,940)
Premiums received	1,283,022	—	—	—	—	—	1,283,022
Claims and other expenses paid	—	—	(1,038,800)	—	(175,803)	—	(1,214,603)
Insurance acquisition cash flows	(256,359)	—	—	—	—	—	(256,359)
Investment component	(578,821)	—	578,821	—	—	—	—
Balance as of December 31, 2025	11,987,594	717,003	130,014	1,961	176,231	5,865	13,018,668

	31.12.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,433	6,872	454,446	(990)	101,245	(497)	697,509
Claims and other expenses incurred	—	—	979,959	106	47,549	(497)	1,027,117
Amortization of insurance acquisition cash flows	136,433	—	—	—	—	—	136,433
Gains on onerous contracts and reversals of those losses	—	6,872	—	—	—	—	6,872
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,325)	6,872	454,446	(990)	101,245	(497)	(71,249)

Insurance financial expenses	622,647	32,557	—	—	—	—	655,204
Insurance financial result	563,093	32,557	—	—	—	—	595,650
Interest rate effect	59,554	—	—	—	—	—	59,554

Effect of movements in exchange rates	67,098	3,668	292	4	146	1	71,209
Total changes in the statement of income and other comprehensive income	57,420	43,097	454,738	(986)	101,391	(496)	655,164
Net cash flow and investment component	235,185	—	(462,286)	—	(111,352)	—	(338,453)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,568)	—	—	—	—	—	(216,568)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352

(c) Following is the movement of the issued insurance contracts’ net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	31.12.2025				31.12.2024
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,305,123	277,284	870,851	12,453,258	11,072,275	302,764	742,870	12,117,909
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(132,263)	(132,263)	—	—	(94,596)	(94,596)
Risk adjustment recognized for the risk expired	—	(20,797)	—	(20,797)	—	(12,257)	—	(12,257)
Experience adjustments	(62,243)	—	—	(62,243)	(30,427)	—	—	(30,427)
Changes that relate to future services
Contracts initially recognized in the period	(325,501)	18,385	341,071	33,955	(260,895)	13,417	269,737	22,259
Changes in estimates that adjust the contractual service margin	55,515	(2,003)	(53,512)	—	101,713	(6,470)	(95,243)	—
Changes in estimates that do not adjust the contractual service margin	(36,850)	(8,407)	—	(45,257)	88,456	(36,502)	—	51,954
Changes that relate to past services
Adjustments to liabilities for incurred claims	(15,548)	(2,322)	—	(17,870)	(6,806)	—	—	(6,806)
Insurance service result	(384,627)	(15,144)	155,296	(244,475)	(107,959)	(41,812)	79,898	(69,873)

Insurance financial expenses	1,253,425	57,014	66,019	1,376,458	593,390	15,090	46,348	654,828
Insurance financial result	518,055	57,014	66,019	641,088	533,836	15,090	46,348	595,274
Interest rate effect (*)	735,370	—	—	735,370	59,554	—	—	59,554

Effect of movements in Exchange rates	(404,414)	(9,115)	(12,226)	(425,755)	68,328	1,242	1,735	71,305
Total changes in the statement of income and other comprehensive income	464,384	32,755	209,089	706,228	553,759	(25,480)	127,981	656,260
Cash flows	(320,715)	—	—	(320,715)	(320,911)	—	—	(320,911)
Premiums received	825,245	—	—	825,245	812,221	—	—	812,221
Claims and other expenses paid	(1,038,800)	—	—	(1,038,800)	(1,039,615)	—	—	(1,039,615)
Insurance acquisition cash flows	(107,160)	—	—	(107,160)	(93,517)	—	—	(93,517)
Balance	11,448,792	310,039	1,079,940	12,838,771	11,305,123	277,284	870,851	12,453,258

(*) Balance does not include PPA movement of LRC and LIC, amounting to S/179,897,000 and S/69,904,000 as of December 31, 2025 and 2024, respectively.

(d) Following is the CSM movement for insurance contract portfolios using the fair value approach, as of December 31, 2025 and 2024:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Contractual Service Margin as of January 1	870,851	742,870
Changes that relate to current services
Contractual service margin recognized for services provided	(132,263)	(94,596)
Changes that relate to future services
Contracts initially recognized in the period	341,071	269,737
Changes in estimates that adjust the contractual service margin	(53,512)	(95,243)
Insurance service result	155,296	79,898
Insurance financial expenses	66,019	46,348
Effect of movements in exchange difference	(12,226)	1,735
Total changes in the statement of income	209,089	127,981
Other movements	—	—
Balance	1,079,940	870,851

(e) Reconciliation of the amount included in net unrealized results for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	682,727	744,116
Losses recognized in other comprehensive income in the period	(735,370)	(59,554)
Rate effect of “Renta Particular” contract (*)	(1,850)	1,065
Others	725	(2,900)
Cumulative other comprehensive income, closing balance	(53,768)	682,727

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2025 and 2024, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); at a rate of US$1.00 per share, paid in May 2025.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to S/427,369,000); at a rate of US$1.00 per share, paid in April 2024.

(b) Treasury stock -

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program for an amount of up to US$100 million of common shares, which was carried out simultaneously on the Bolsa de Valores de Lima - BVL and the New York Stock Exchange – NYSE, on one or more dates at market prices. The program remained in effect until April 17, 2025. On March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, for an amount of up to US$100 million of common shares under the same conditions as the previous program. This new program will remain in effect until the Board of Directors decides otherwise.

As of December 31, 2025 and 2024, the Company and certain subsidiaries, as a whole, hold 4,365,000 and 2,159,000 shares issued by IFS, with an acquisition cost of US$127,821,000 (equivalent to S/469,546,000) and US$55,704,000 (equivalent to S/206,997,000), respectively.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

The Board of Directors’ Meeting of IFS held on March 31, 2025, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

The Board of Directors’ Meeting of IFS held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, applicable to its Financial Group, which is defined by the SBS. As of December 31, 2025 and 2024, the Financial Group is comprised of Intercorp Financial Services Inc., its subsidiaries and Financiera Oh, a related entity and subsidiary of Intercorp Peru Ltd.

On the other hand, Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), are individually supervised by their respective regulators. In this context, they are also subject to capital requirements and global and concentration limits, among other requirements, which are calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of December 31, 2025 and 2024, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for consolidated and individual supervision purposes, as applicable.

14. Tax situation

(a) IFS is incorporated and domiciled in the Republic of Panama, is not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participation of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participation of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b) Natural entities domiciled, as well as legal entities or individuals not domiciled in Peru, are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense,as of December 31, 2025 and 2024, the Company has recorded a provision for income tax on dividends amounting to S/40,829,000 and S/26,076,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2025 and 2024, was 29.5 percent, over the taxable income.

(d) With regard to subsidiaries domiciled in Peru, the Tax Authority (henceforth “Superintendencia Nacional de Aduanas y Administración Tributaria” or “SUNAT”, by its Spanish acronym) is legally entitled to review, if applicable, modify the income tax for up to four years subsequent to the tax return regarding a taxable period must be filed.

Following is the detail of the taxable periods subject to inspection by the SUNAT as of December 31, 2025:

Entity	Periods subject to review
Interbank	From 2021 to 2025
Interseguro	From 2021 to 2025
Izipay	From 2021 to 2025
Procesos de Medios de Pago	From 2021 to 2025

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of its operations, some subsidiaries maintain tax procedures related with activities performed in Peru. Following is the description of the most relevant tax procedures for the main businesses:

Interbank:

•
Tax periods from 2000 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In this context, regarding the Tax Period 2003 review and after a prolonged claims process in various instances, in October 2024, through Resolution of Coactive Collection, SUNAT required Interbank the payment of the liability from the third-category Income Tax corresponding the period 2003 for approximately S/17,800,000 (including taxes, fines and arrears). Although this amount was paid in November 2024, the case continues at the Judiciary and the payment made has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding Tax Period 2004 review, in May 2025, through Resolution of Coactive Collection, SUNAT required Interbank to pay the tax liability regarding the advance payments of the Income Tax corresponding to the periods March to December 2004, for approximately S/7,000,000 (including fines and arrears). Interbank paid in May 2025; however, the case continues its course at the Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding Tax Period 2005 review, in March 2025, through Resolution of Coactive Collection, SUNAT notified the payment of the tax liability for S/11,300,000 (comprising the tax, fines and arrears). Interbank paid in April 2025; however, the process is under way in the Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

On the other hand, regarding Tax period 2006 review, Interbank was notified with Resolutions of Coactive Collection regarding the Income Tax and the advance payments of the third-category Income Tax for approximately S/3,100,000 and S/28,800,000, respectively. Interbank paid in June 2025; however, the case continues its course at Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

•
Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. As of the date of this report, the procedure has been appealed, and it is pending resolution by the Tax Court.

•
Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

•
Tax period 2013:

In December 2022, the SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears). Interbank paid in February 2023; however, the process continues before the Judiciary instance. This payment was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

In November 2025, the SUNAT through a Compliance Resolution, notified a new debt amounting to S/35,800,000; however, the case is under appeal before the Tax Court.

•
Tax period 2014, 2015, 2017 and 2018:

On the other hand, tax audits for periods 2014, 2015, 2017 and 2018 are under appeal, pending resolution by the Tax Court.

•
Tax period 2019:

In October 2023 and February 2024, the SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax corresponding to the period 2019 and Transfer Prices for the period 2019, respectively. In May 2025, Interbank was notified with Resolutions of Determination and of Penalties corresponding the Income Tax and advance payments of the third-category Income Tax for the period 2019, for approximately S/5,000,000. Interbank paid and recorded this amount as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”, see Note 8(a).

•
Tax period 2020:

As of the date of this report, the 2020 tax period is under audit.

In the opinion of Management and its legal advisors, any eventual additional tax payment would not be significant for the financial statements as of December 31, 2025, and 2024.

Procesos de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of December 31, 2025 and 2024, Izipay maintains carryforward tax losses amounting to S/104,290,500 and S/70,043,812, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS’ Management, its Subsidiaries and its legal advisors, any eventual additional tax would not be significant for the financial statements as of December 31, 2025 and 2024.

(e) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Current – Expense	526,913	188,236
Current – Dividend expense, Note 14(b)	40,829	26,076
Deferred – (Income) expense	(37,490)	100,053
	530,252	314,365

(f) In 2024, The Bahamas implemented a Qualified Domestic Minimum Top-Up Tax (QDMTT) pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Co-operation and Development (“OECD”). This tax is applicable starting in the period 2025 to multinational groups with consolidated annual revenues of at least €750,000,000, which will be subject to a minimum effective tax rate of 15 percent. In the opinion of IFS’ Management and its legal advisors, the application of this regulation would not have a significant impact on the Group's consolidated financial statements.

15. Interest income and expenses, and similar accounts

(a)
This caption is comprised of the following:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,081,018	5,157,744
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	(456)	510
Interest on investments at fair value through other comprehensive income	1,186,037	1,218,304
Interest on due from banks and inter-bank funds	297,662	372,622
Interest on investments at amortized cost	230,445	217,716
Dividends on financial instruments	76,776	49,396
Others	16,895	13,099
Total	6,888,377	7,029,391
Interest and similar expenses
Interest and fees on deposits and obligations	(1,245,794)	(1,495,881)
Interest and fees on obligations with financial institutions	(413,547)	(482,392)
Interest on bonds, notes and other obligations	(386,383)	(327,385)
Insurance contract expense with investment component	(103,962)	(71,202)
Deposit insurance fund fees	(90,604)	(86,776)
Interest on lease payments	(9,545)	(7,627)
Others	(9,136)	(9,007)
Total	(2,258,971)	(2,480,270)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	797,419	755,432
Income from services (acquirer and issuer role) (b)	718,192	733,885
Banking service fees	241,186	196,985
Brokerage and custody services	12,196	8,116
Others	24,433	30,370

Performance obligations over time:
Funds management	177,450	158,928
Contingent loans fees	65,988	67,045
Collection services	51,520	55,978
Others	27,376	18,694
Total	2,115,760	2,025,433
Expenses
Expenses for services (acquirer and issuer role) (b)	(346,441)	(343,038)
Credit cards	(162,571)	(177,492)
Credit card processing commissions	(114,604)	(103,838)
Local banks fees	(75,522)	(71,564)
Digital services fees	(71,059)	(53,857)
Credit life insurance premiums	(67,244)	(71,239)
Foreign banks fees	(27,809)	(25,778)
Others	(30,879)	(35,684)
Total	(896,129)	(882,490)
Net	1,219,631	1,142,943

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

This caption is comprised of the following:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans	39,255	2,542
Maintenance, installation and sale of POS equipment	21,296	23,269
Other technical income from insurance operations	9,342	4,162
Participation in investments in associates	7,612	7,447
Services rendered to third parties	6,800	8,223
Income from ATM rentals	5,545	5,507
Profit from sale of property, furniture and equipment	2,078	12,879
Others	49,535	57,193
Total other income	141,463	121,222
Other expenses
Commissions from insurance activities	(61,066)	(38,780)
Administrative and tax penalties	(17,675)	(16,277)
Expenses related to rental income	(13,294)	(12,607)
Sundry technical insurance expenses	(11,458)	(14,414)
Provision for accounts receivable	(8,673)	(11,508)
Donations	(4,418)	(4,826)
Write-off of intangibles	(3,166)	(10,400)
Provision for sundry risk	(2,633)	(29,290)
Others	(38,114)	(56,857)
Total other expenses	(160,497)	(194,959)

18. Result from insurance activities

(a) This caption is comprised of the following:

	31.12.2025				31.12.2024
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	56,979	11,416	63,868	132,263	61,800	3,970	28,826	94,596
Change in Risk adjustment for non-financial risk	2,826	15,208	1,594	19,628	3,083	7,756	(358)	10,481
Insurance service expenses and expected claims incurred	70,961	287,259	97,386	455,606	68,268	282,141	74,944	425,353
Recovery of cash for insurance acquisition	5,028	923	14,352	20,303	4,846	536	10,023	15,405

Contracts measured under PAA:
Premiums assigned to the period	241,217	251,447	3,902	496,566	219,600	—	3,323	222,923
	377,011	566,253	181,102	1,124,366	357,597	294,403	116,758	768,758

Insurance service expenses -
Claims incurred expenses and other expenses	(93,054)	(951,035)	(141,761)	(1,185,850)	(84,337)	(816,857)	(125,923)	(1,027,117)
Onerous contract losses and loss reversion	944	75,100	2,999	79,043	7,095	50,870	(188)	57,777
Amortization of insurance acquisition cash flows	(156,188)	(923)	(14,352)	(171,463)	(125,876)	(536)	(10,021)	(136,433)
Changes to liabilities for incurred claims	(58,636)	422,727	54,999	419,090	(70,556)	487,468	56,001	472,913
	(306,934)	(454,131)	(98,115)	(859,180)	(273,674)	(279,055)	(80,131)	(632,860)
Insurance service results	70,077	112,122	82,987	265,186	83,923	15,348	36,627	135,898
Reinsurance income	(957)	(2,527)	(4,954)	(8,438)	(4,009)	(3,166)	(7,432)	(14,607)
Financial result of insurance operations (b)	—	(652,135)	(61,662)	(713,797)	—	(627,062)	(32,903)	(659,965)
Result from insurance activities (**)	69,120	(542,540)	16,371	(457,049)	79,914	(614,880)	(3,708)	(538,674)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/409,252,000 and S/368,885,000 as of December 31, 2025 and 2024, respectively. See also segment information in Note 21.

(b) The composition of the financial result of insurance operations, is as follows:

	31.12.2025			31.12.2024
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(13,571)	(13,571)	—	96	96
Interest credited	(566,646)	(43,705)	(610,351)	(562,252)	(35,858)	(598,110)
Changes in interest rate and other financial hypotheses	(63,245)	3,894	(59,351)	(64,811)	3,879	(60,932)
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(22,244)	(8,280)	(30,524)	1	(1,020)	(1,019)
Financial results from insurance operations	(652,135)	(61,662)	(713,797)	(627,062)	(32,903)	(659,965)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares outstanding
	(in thousands)	(in thousands)		(in thousands)
Year 2024
Balance as of January 1	114,480	114,480	365	114,480
Sale of treasury stock	2	2	41	0
Purchase of treasury stock	(1,194)	(1,194)	59	(193)
Balance as of December 31, 2024	113,288	113,288		114,287
Net earnings attributable to IFS’s shareholders S/(000)				1,300,078
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				11.376
Year 2025
Balance as of January 1	113,288	113,288	365	113,288
Purchase of treasury stock	(2,206)	(2,206)	261	(1,575)
Balance as of December 31, 2025	111,082	111,082		111,713
Net earnings attributable to IFS’s shareholders S/(000)				1,932,470
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				17.299

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of December 31, 2025 and 2024 and for the years ended on those dates:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	353	819
Investments at fair value through other comprehensive income	74,104	72,906
Loans, net (b)	2,272,336	1,805,083
Accounts receivable	105,897	87,889
Other assets	9,606	11,454
Liabilities
Deposits and obligations	1,430,409	1,084,713
Other liabilities	120,612	224,391
Off-balance sheet accounts
Indirect loans (b)	65,778	59,399

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	138,448	117,713
Rental income	37,685	28,833
Interest and similar expenses	(25,449)	(32,031)
Administrative expenses	(42,530)	(45,320)
Gain (loss) on sale of investment property	320	(3,176)
Others, net	64,899	61,889

(b) As of December 31, 2025 and 2024, the detail of loans is the following:

	31.12.2025			31.12.2024
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,581,492	15,908	1,597,400	1,502,218	15,731	1,517,949
Associates	690,844	49,870	740,714	302,865	43,668	346,533
	2,272,336	65,778	2,338,114	1,805,083	59,399	1,864,482

(c) As of December 31, 2025 and 2024, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of December 31, 2025 and 2024, direct loans to employees, directors and executives amounted to S/256,398,000 and S/235,235,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the years ended December 31, 2025 and 2024, is presented below:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Salaries	34,736	32,865
Board of Directors’ compensations	3,276	3,456
Total	38,012	36,321

(e) As of December 31, 2025 and 2024, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/184,000 and S/2,364,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits set by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately to make decisions on the distribution of resources and performance assessment. The segments’ performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of December 31, 2025 and 2024, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2025 and 2024:

	31.12.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	5,815,686	921,779	160,076	(9,164)	6,888,377
Interest and similar expenses	(1,980,679)	(184,452)	(98,572)	4,732	(2,258,971)
Net interest and similar income	3,835,007	737,327	61,504	(4,432)	4,629,406
(Loss) recovery due to impairment of loans	(1,136,727)	—	20	—	(1,136,707)
(Loss) recovery due to impairment of financial investments	(29)	(264,123)	376	15	(263,761)
Net interest and similar income after impairment loss on loans	2,698,251	473,204	61,900	(4,417)	3,228,938
Fee income from financial services, net	884,627	(12,622)	195,956	151,670	1,219,631
Net gain (loss) on sale of financial investments	67,504	34,942	(391)	—	102,055
Other income	552,740	237,079	162,869	143,133	1,095,821
Result from insurance activities	—	(47,777)	—	(20)	(47,797)
Depreciation and amortization	(307,101)	(20,427)	(8,285)	(114,454)	(450,267)
Other expenses	(1,942,039)	(425,609)	(166,997)	(178,293)	(2,712,938)
Income (loss) before translation result and Income Tax	1,953,982	238,790	245,052	(2,381)	2,435,443
Exchange difference	2,438	35,747	(1,137)	956	38,004
Income Tax	(481,424)	—	(12,779)	(36,049)	(530,252)
Net profit (loss) for the year	1,474,996	274,537	231,136	(37,474)	1,943,195
Attributable to:
IFS’s shareholders	1,474,996	274,537	231,136	(48,199)	1,932,470
Non-controlling interest	—	—	—	10,725	10,725
	1,474,996	274,537	231,136	(37,474)	1,943,195

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.12.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	5,969,629	870,993	178,160	10,609	7,029,391
Interest and similar expenses	(2,217,197)	(153,464)	(108,466)	(1,143)	(2,480,270)
Net interest and similar income	3,752,432	717,529	69,694	9,466	4,549,121
Loss on loans, net of recoveries	(1,719,913)	—	(266)	—	(1,720,179)
Loss due to impairment of financial investments	(982)	(45,910)	(585)	(44)	(47,521)
Net interest and similar income after impairment loss on loans	2,031,537	671,619	68,843	9,422	2,781,421
Fee income from financial services, net	791,815	(10,628)	170,955	190,801	1,142,943
Net gain (loss) on sale of financial investments	12,995	17,664	(4,115)	—	26,544
Other income	500,512	103,571	89,331	71,653	765,067
Result from insurance activities	—	(169,750)	—	(39)	(169,789)
Depreciation and amortization	(294,514)	(22,091)	(8,734)	(87,718)	(413,057)
Other expenses	(1,762,494)	(379,087)	(166,789)	(178,789)	(2,487,159)
Income before translation result and Income Tax	1,279,851	211,298	149,491	5,330	1,645,970
Exchange difference	(7,402)	(9,390)	(2,066)	(5,286)	(24,144)
Income Tax	(265,096)	—	(10,089)	(39,180)	(314,365)
Net profit (loss) for the year	1,007,353	201,908	137,336	(39,136)	1,307,461
Attributable to:
IFS’s shareholders	1,007,353	201,908	137,336	(46,519)	1,300,078
Non-controlling interest	—	—	—	7,383	7,383
	1,007,353	201,908	137,336	(39,136)	1,307,461

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.12.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	461,646	65,369	7,859	51,251	586,125
Total assets	76,763,239	17,461,132	4,118,540	754,516	99,097,427
Total liabilities	66,505,666	16,615,842	3,019,002	535,073	86,675,583

	31.12.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	277,836	65,335	5,879	62,815	411,865
Total assets	73,626,419	16,175,883	4,316,010	1,385,469	95,503,781
Total liabilities	64,753,475	15,618,274	3,271,899	881,538	84,525,186

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the year ended December 31, 2025, is S/10,876,215,000 in Peru and S/450,164,000 in Panama (for the year ended December 31, 2024, was S/10,232,012,000 in Peru and S/383,179,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2025 is S/95,125,697,000 in Peru and S/3,971,730,000 in Panama (for the year ended December 31, 2024, was S/91,323,869,000 in Peru and S/4,179,912,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2025 and 2024, are presented below:

	As of December 31, 2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	40,006	40,006
Financial investments	1,965,991	21,662,651	556,149	3,989,015	28,173,806
Loans, net	—	—	—	50,770,150	50,770,150
Due from customers on acceptances	—	—	—	51,332	51,332
Other accounts receivable and other assets, net	120,878	—	—	1,146,578	1,267,456
Reinsurance contracts assets	—	—	—	57,182	57,182
	2,086,869	21,662,651	556,149	70,090,212	94,395,881
Financial liabilities
Deposits and obligations	—	—	—	56,027,630	56,027,630
Inter-bank funds	—	—	—	55,019	55,019
Due to banks and correspondents	—	—	—	7,166,014	7,166,014
Bonds, notes and other obligations	—	—	—	5,590,408	5,590,408
Due from customers on acceptances	—	—	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	—	—	13,063,254	13,063,254
Other accounts payable, provisions and other liabilities	207,084	—	—	4,172,085	4,379,169
	207,084	—	—	86,125,742	86,332,826

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,615,226	12,615,226
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,588,600	1,731,801
Reinsurance contracts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,579,297	90,682,225
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	163,441	—	—	4,024,513	4,187,954
	163,441	—	—	83,963,514	84,126,955

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (consumer and mortgage loans), (ii) Small Business Banking (small and micro-business loans), and (iii) Commercial Banking (commercial loans). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loan’s expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2025 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2025
Derivatives, Note 8(b)	120,878	—	120,878	(31,633)	(60,063)	29,182
Total	120,878	—	120,878	(31,633)	(60,063)	29,182
As of December 31, 2024
Derivatives, Note 8(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2025
Derivatives, Note 8(b)	207,084	—	207,084	(31,633)	(93,021)	82,430
Total	207,084	—	207,084	(31,633)	(93,021)	82,430
As of December 31, 2024
Derivatives, Note 8(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2025, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.358 per US$1 bid and S/3.368 per US$1 ask (S/3.758 and S/3.770 as of December 31, 2024, respectively). As of December 31, 2025, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.363 per US$1 (S/3.764 as of December 31, 2024).

The table below presents the detail of the Group’s position:

	As of December 31, 2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,784,117	3,963,653	288,179	14,035,949
Inter-bank funds	—	40,006	—	40,006
Financial investments	7,731,572	20,387,567	54,667	28,173,806
Loans, net	14,424,941	36,345,209	—	50,770,150
Due from customers on acceptances	51,332	—	—	51,332
Other accounts receivable and other assets, net	240,769	1,025,707	980	1,267,456
Reinsurance contract assets	2,056	55,126	—	57,182
	32,234,787	61,817,268	343,826	94,395,881
Liabilities
Deposits and obligations	19,301,489	36,216,857	509,284	56,027,630
Inter-bank funds	—	55,019	—	55,019
Due to banks and correspondents	2,049,531	5,116,483	—	7,166,014
Bonds, notes and other obligations	4,879,304	711,104	—	5,590,408
Due from customers on acceptances	51,332	—	—	51,332
Insurance and reinsurance contract liabilities	3,609,743	9,453,511	—	13,063,254
Other accounts payable, provisions and other liabilities	1,929,823	2,438,585	10,761	4,379,169
	31,821,222	53,991,559	520,045	86,332,826
Forwards position, net	(2,443,784)	2,206,289	237,495	—
Currency swaps position, net	718,766	(718,766)	—	—
Cross currency swaps position, net	1,850,650	(1,850,650)	—	—
Options position, net	(66)	66	—	—
Monetary position, net	539,131	7,462,648	61,276	8,063,055

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,615,546	3,676,441	323,239	12,615,226
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,658	1,326,121	22	1,731,801
Reinsurance contract assets	207	18,395	—	18,602
	30,859,586	59,445,912	376,727	90,682,225
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance and reinsurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,689,640	2,484,247	14,067	4,187,954
	32,879,790	50,718,568	528,597	84,126,955
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	58,139	6,370,683	126,448	6,555,270

As of December 31, 2025, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$1,050,880,000, equivalent to S/3,534,108,000 (US$770,827,000, equivalent to S/2,901,393,000 as of December 31, 2024).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	247,299	666,443	1,052,249	1,965,991
Debt instruments measured at fair value through other comprehensive income	13,732,571	7,566,826	—	21,299,397
Equity instruments measured at fair value through other comprehensive income	518,843	3,675	33,631	556,149
Derivatives receivable	—	120,878	—	120,878
	14,498,713	8,357,822	1,085,880	23,942,415
Accrued interest				363,254
Total financial assets				24,305,669
Financial liabilities
Derivatives payable	—	207,084	—	207,084
Total financial liabilities	—	207,084	—	207,084

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				347,087
Total financial assets				23,102,928
Financial liabilities
Derivatives payable	—	102,288	—	102,288
Liabilities at fair value through profit or loss	61,153	—	—	61,153
Total financial liabilities	61,153	102,288	—	163,441

(*) As of December 31, 2025 and 2024, correspond mainly to participation in mutual funds and investment funds.

Financial assets included in Level 1 are those measured based on information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to the prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2025, there were transfers from Level 1 to Level 2. During 2024, there were transfers of certain financial instruments from Level 1 to Level 2, for an amount of S/7,995,000, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. During 2025 and 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/19,763,000 and S/42,195,000, respectively. During 2025 and 2024, there were no transfers of financial instruments to or from level 3 to level 1 or level 2. The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Initial balance as of January 1	1,049,781	919,866
Purchases	106,906	81,369
Sales	(125,233)	(78,231)
Gain recognized on the interim consolidated statement of income	54,426	126,777
Ending balance	1,085,880	1,049,781

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2025					As of December 31, 2024
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	14,035,949	—	—	14,035,949	14,035,949	12,615,226	—	—	12,615,226	12,615,226
Inter-bank funds	—	40,006	—	40,006	40,006	—	220,060	—	220,060	220,060
Investments at amortized cost	4,026,559	140,840	—	4,167,399	3,989,015	3,775,935	98,658	—	3,874,593	3,898,198
Loans, net	—	50,189,528	—	50,189,528	50,770,150	—	48,333,964	—	48,333,964	49,229,448
Due from customers on acceptances	—	51,332	—	51,332	51,332	—	9,163	—	9,163	9,163
Other accounts receivable and other assets, net	—	1,146,578	—	1,146,578	1,146,578	—	1,588,600	—	1,588,600	1,588,600
Reinsurance contract assets	—	57,182	—	57,182	57,182	—	18,602	—	18,602	18,602
Total	18,062,508	51,625,466	—	69,687,974	70,090,212	16,391,161	50,269,047	—	66,660,208	67,579,297
Liabilities
Deposits and obligations	—	56,042,175	—	56,042,175	56,027,630	—	53,770,487	—	53,770,487	53,768,028
Inter-bank funds	—	55,019	—	55,019	55,019	—	—	—	—	—
Due to banks and correspondents	—	7,183,314	—	7,183,314	7,166,014	—	7,706,223	—	7,706,223	7,562,057
Bonds, notes and other obligations	4,976,125	710,793	—	5,686,918	5,590,408	5,163,150	838,662	—	6,001,812	6,075,433
Due from customers on acceptances	—	51,332	—	51,332	51,332	—	9,163	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	13,063,254	—	13,063,254	13,063,254	—	12,524,320	—	12,524,320	12,524,320
Other accounts payable and other liabilities	—	4,172,085	—	4,172,085	4,172,085	—	4,024,513	—	4,024,513	4,024,513
Total	4,976,125	81,277,972	—	86,254,097	86,125,742	5,163,150	78,873,368	—	84,036,518	83,963,514

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2025 and 2024, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions with relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible for poor yielding of the assets under its management.

As of December 31, 2025 and 2024, the value of the managed off-balance sheet financial assets is as follows:

	31.12.2025	31.12.2024
	S/(000)	S/(000)
Investment funds	19,418,061	19,534,337
Mutual funds	9,340,950	7,926,478
Total	28,759,011	27,460,815

26. Subsequent event

On January 15, 2026, Interbank issued senior notes called “Senior Unsecured Notes due 2031” for an amount of US$500,000,000, under Rule 144-A and/or Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance has maturity in July 2031 and the agreed annual interest rate was 4.8 percent.